EXHIBIT 99.5

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario M5H 3P5

416-368-9932

ANNUAL INFORMATION FORM

for

the year ended December 31, 2010

March 28, 2011

ANNUAL INFORMATION FORM - 2010

ALAMOS GOLD INC.

ANNUAL INFORMATION FORM

2 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

2010 Exploration Work	50

2010 Engineering Work and Development	53

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody	53

Modelling and Estimation	54

Mineral Resource	55

Outlook	57

DIVIDENDS	57

DESCRIPTION OF CAPITAL STRUCTURE	57

Common Shares	57

MARKET FOR SECURITIES	58

Trading Price and Volume	58

PRIOR SALES	58

DIRECTORS AND OFFICERS	59

Cease Trade Orders or Bankruptcies	60

Penalties or Sanctions	61

Conflicts of Interest	61

AUDIT COMMITTEE	61

Composition of the Audit Committee	61

Relevant Education and Experience	61

Reliance on Certain Exemptions	62

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	62

Reliance on Section 3.8	62

Audit Committee Oversight	62

Pre-approval Policies and Procedures	62

External Auditor Service Fees (Category)	62

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	62

TRANSFER AGENT AND REGISTRAR	63

LEGAL PROCEEDINGS	63

MATERIAL CONTRACTS	63

INTERESTS OF EXPERTS	63

ADDITIONAL INFORMATION	63

Schedule ‘A’	64

Audit Committee Charter	64

3 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

ANNUAL INFORMATION FORM

(the “AIF”)

ALAMOS GOLD INC.

(the “Company”)

PRELIMINARY NOTES

Effective Date of Information

The information in this AIF is current as of March 28, 2011, unless otherwise stated herein.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated (“CAD” denotes Canadian dollars). The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

Canadian Dollars into United States Dollars	2010	2009	2008

Closing	$1.0054	$0.9555	$0.8166

Average	$0.9710	$0.8757	$0.9441

High	$1.0054	$0.9755	$1.0289

Low	$0.9278	$0.7653	$0.7711

The noon rate of exchange on March 28, 2011, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was CAD$1.00 equals US$1.0248.

Imperial Equivalents

For ease of reference, the following factors for converting metric measurements to imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

4 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Forward-Looking Statements

This AIF contains forward-looking statements concerning the Company’s plans for its properties and other matters, within the meaning of Section 21E of the Securities Exchange Act of the United States and applicable Canadian securities laws. Forward-looking statements include, but are not limited to, statements with respect to commercial mining operations, anticipated metal recoveries, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, capital budgets, costs and expenditures and conversion of mineral resources to proven and probable reserves, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or proven and probable reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Some of the important risks and uncertainties that could affect forward looking statements are described in this AIF under “Narrative Description of Business – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Mineral Reserve and Resource Estimates

All mineral reserve and resource estimates contained in this AIF are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards. In particular, and without limiting the generality of the foregoing, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report proven and probable reserves, the three-year historical average gold price is used in any reserve or cash flow analysis to designate proven and probable reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the SEC standards in the United States. As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a greater amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories or in the measured mineral resource category will ever be converted into proven and probable reserves.

5 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

GLOSSARY

In this AIF unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“Ag”	Silver.

“Aği Daği and Kirazlı Projects”	Advanced-stage gold development projects located in the Çanakkale province in the Biga Peninsula of northwestern Turkey. The Aği Daği property consists of 5,343 hectares of mineral tenure in eight (8) contiguous licences. The Kirazlı property is situated 25 kilometres to the northwest of the Aği Daği property and consists of 1,541 hectares of mineral tenure in two (2) contiguous licenses.

“Au”	Gold.

“Alamos Minerals”	Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.

“Company” or “Alamos”	Alamos Gold Inc., including, unless the context otherwise requires, the Company’s subsidiaries.

“Cu”	Copper.

“dacite”	The extrusive (volcanic) equivalent of quartz-diorite.

“dome”	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.

“dore”	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

“Ejido”	Mulatos Ejido, a local community of people who own the surface rights to an area of land covering all of the known mineral deposits in the Mulatos area of the Salamandra Concessions.

“feasibility study”	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“2004 Feasibility Study”	“Mulatos Feasibility Study Phase One - Estrella Pit” dated June 1, 2004, prepared by M3 Engineering containing a feasibility study of the Estrella zone within the Mulatos deposit on the Salamandra Concessions filed at www.sedar.com on July 22, 2004.

“Fronteer”	Fronteer Development Group Inc., the 40% vendor of the Aği Daği and Kirazlı advanced-stage gold development projects

“Fronteer Teck Agreement”	The share purchase agreement among Teck, Fronteer, the Company, Teck Madencilik Sanayi Ticaret A.S., Fronteer Investment Inc. and Fronteer Eurasia Madencilik Anonim Sirketi dated December 7, 2009 pursuant to which the Company acquired all of the issued and outstanding shares in the capital of Kuzey Biga Madencilik Sanayi Ticaret A.Ş, Doğu Biga Madencilik Sanayi Ticaret A.Ş and Alamos Eurasia Madencilik A.Ş, Turkish subsidiaries of Fronteer and Teck which were the vendors of the Aği Daği and Kirazlı Projects.

“GAAP”	Generally accepted accounting principles in Canada.

“grade”	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

“HQ diameter”	2.4 inch diameter drill hole.

6 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

“indicated resource” or “indicated mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” or “inferred mineral resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Kennecott”	Kennecott Minerals Company.

“Kennecott Assignment Agreement”	An assignment agreement between Royal Gold and Kennecott dated January 5, 2006 whereby Kennecott assigned its 30% interest in the Placer Kennecott Royalty to Royal Gold.

“km”	Kilometres.

“leaching”	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

“m”	Metres.

“Mill Technical Report”	A technical report prepared for the Company by Joseph M. Keane, P.E., of KD Engineering entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Mill Technical Report” dated April 17, 2009.

“the Mine” or “the Mulatos Mine”	The Mulatos Mine consists of an open pit heap leach operation located within the Company’s Salamandra Concessions in Sonora, Mexico.

“Mineral Reserve”	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that occur when the material is mined and processed.

“M3” or “M3 Engineering”	M3 Engineering and Technology Corporation.

“M3 July 14, 2004 Report”	A technical report prepared for the Company by M3 Engineering entitled “Technical Report – the Estrella Pit Development Mulatos Sonora Mexico” dated June 17, 2004 (as revised July 14, 2004) which incorporates a summary of technical information from the 2004 Feasibility Study.

“MON” or “Minas de Oro Nacional”	Minas de Oro Nacional, S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.

“Minera San Augusto”	Minera San Augusto, S.A. de C.V., owned 70% by Placer Dome and 30% by Kennecott, and the original vendor of the Salamandra Concessions.

7 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

“measured resource” or “measured mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral resource”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. The term “mineral resource” used in this AIF is a Canadian mining term as defined in accordance with NI 43- 101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the “CIM Standards”).

“National Gold”	National Gold Corporation, a British Columbia company which amalgamated with Alamos Minerals on February 21, 2003 to form the Company.

“net smelter return royalty/Net Smelter Royalty”	A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including, but not necessarily limited to, smelting, refining, transportation and insurance costs.

“New Surface Agreement”	A surface rights agreement dated May 27, 2004 between Minas de Oro Nacional and the Ejido regarding a lease of surface rights required to perform different mining works and activities and to set up infrastructure for the Company’s exploration and exploitation of certain mining concessions on the Salamandra Concessions. The New Surface Agreement supersedes the 1995 Surface Agreement.

“NI 43-101”	National Instrument 43-101 – Standards of Disclosure for Mineral Projects. A rule developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“NQ diameter”	1.75 inch diameter drill hole.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“ounces” or “oz”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weighs 28.4 grams.

“Placer” or “Placer Dome”	Placer Dome Inc., which was acquired by Barrick Gold Corporation (“Barrick”) and amalgamated with Barrick in 2006.

8 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

“Placer Assignment Agreement”	An assignment agreement between Royal Gold and Barrick dated October 1, 2008 whereby Barrick assigned its 70% interest in the Placer Kennecott Royalty to Royal Gold.

“Placer Kennecott Royalty” or “Royal Gold Royalty”	A royalty that is currently payable to Royal Gold pursuant to the Kennecott Assignment Agreement and the Placer Assignment Agreement. Under the RTE Agreement, a royalty payable to Tenedoramex and Kennecott on an aggregate basis and divided between them, beginning on the date of commencement of commercial production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Concessions:

	i.	2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products,(as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Concessions; and

	ii.

the applicable percentage based on the average Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all silver and gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Concessions as follows:

		Gold Price Range	Net Smelter Return Royalty 100% Basis
		US$0.00/oz to US$299.99/oz	1.0%
		US$300.00/oz to US$324.99/oz	1.5%
		US$325.00/oz to US$349.99/oz	2.0%
		US$350.00/oz to US$374.99/oz	3.0%
		US$375.00/oz to US$399.99/oz	4.0%
		US$400.00/oz or higher	5.0%

The term “Products” (as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products, except any fraction thereof comprising or deemed to comprise gold and silver Products, mined from the Salamandra Concessions.

The term “Gold and Silver Products” (as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products containing gold or silver mined from the Salamandra Concessions, provided that where such products contain a combination of gold and silver and other commercially viable metals or minerals, Gold and Silver Products shall be deemed to comprise on that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products.

“ppm”	parts per million.

“ppb”	parts per billion.

“PQ diameter”	3.2-inch drill hole diameter.

“probable mineral reserve”	The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” or “proven reserve”	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

9 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

“QA/QC”	Quality assurance/quality control.

“Qualified Person”	Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

Royal Gold	Royal Gold Inc. is a royalty holding company that acquired the 30% Kennecott portion of the Placer Kennecott Royalty effective January 5, 2006, and acquired the other 70% of the royalty from Barrick effective October 1, 2008.

“RQD”	Rock quality designation.

“RTE Agreement”	A royalty agreement between Minas de Oro Nacional and Minera San Augusto dated March 23, 2001 describing, among other things, the Placer Kennecott Royalty.

“Salamandra Concessions”	The Salamandra group of mineral concessions held by the Company’s Mexican subsidiary, Minas de Oro Nacional, currently comprising an area of approximately 30,536 hectares in 44 concessions located in the State of Sonora, Mexico. The original concessions were acquired pursuant to the Asset Purchase Agreement and any additional mineral concessions that are contiguous or in proximity to those concessions were acquired by the Company.

“Scoping Study or Preliminary Economic Assessment”	A technical report prepared for the Company by KD Engineering entitled “Technical report on the Aği Daği- Kirazlı Gold Project, Çanakkale Province, Republic of Turkey” dated March 12, 2010 and filed at www.sedar.com on March 29, 2010.

“Teck”	Teck Resources Limited, the 60% vendor of the Aği Daği and Kirazlı Projects.

“Tenedoramex”	Tenedoramex S.A., a wholly owned subsidiary of Placer Dome and a 70% owner of Minera San Augusto.

“tpd”	Tonnes per day.

“TSX”	The Toronto Stock Exchange.

“TSXV”	The TSX Venture Exchange.

“1995 Surface Agreement”	A surface rights agreement dated November 26, 1995 between Minera San Augusto and the Mulatos Ejido regarding a lease of surface rights required to perform different mining works and activities and to set up infrastructure for the Company’s exploration and exploitation of certain mining concessions on the Salamandra Concessions.

10 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

CORPORATE STRUCTURE

Name and Incorporation

The name of the Company is “Alamos Gold Inc.”. The Company’s principal place of business is located at Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada M5H 3P5, telephone: 416-368-9932, facsimile: 416-368-2934. The Company has administration offices in Hermosillo, Mexico and in Ankara, Turkey. The registered and records office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, Canada V7X 1L2.

The Company was formed by the amalgamation of Alamos Minerals, a company incorporated under the laws of the Province of British Columbia, and National Gold, a company incorporated under the laws of the Province of Alberta and continued into the Province of British Columbia under the former Company Act (British Columbia) on February 21, 2003 (the “Amalgamation”) with the resulting amalgamated company continuing under the name “Alamos Gold Inc.”. The Business Corporations Act (British Columbia) (the “New Act”), which superseded the Company Act (British Columbia), came into force on March 29, 2004 and on July 15, 2004, after obtaining shareholder approval, the Company altered its Notice of Articles to increase its authorized capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and adopted new Articles that take advantage of certain business flexibilities available under the New Act.

Intercorporate Relationships

In this AIF, unless the context otherwise requires, the terms “we”, “us”, “our”, and similar terms as well as references to “Alamos” or the “Company” refer to Alamos Gold Inc. together with its subsidiaries. As at March 28, 2011, the following diagram sets forth the Company’s intercorporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company’s respective percentage ownership of each subsidiary.

(1)

Minas de Oro Nacional, S.A. de C.V. has authorized and issued and outstanding share capital of an aggregate of 50,000 fixed shares and 485,624,800 variable shares. All of the variable shares are registered in the name of the Company. One of the 50,000 outstanding fixed shares of Minas de Oro Nacional, S.A. de C.V. is held for the benefit of the Company in the name of John McCluskey, the President, Chief Executive Officer and a director of the Company.

11 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

(2)

One of the 50,000 outstanding shares of Servicios Administrativos y Operativos MON S.A. de C.V. is held for the benefit of the Company in the name of John McCluskey, the President, Chief Executive Officer and a director of the Company.

(3)

Alamos Eurasia Madencilik A.S. (“Alamos Eurasia”) has authorized and issued and outstanding share capital of an aggregate of 547,003 shares. The shares of Alamos Eurasia are distributed with 546,999 to Alamos, and one share each is held for the benefit of the Company by the following officers and/or managers of the Company: Jon Morda, Manley Guarducci, Charles Tarnocai and Peet Van Schalkwyk.

(4)

Kuzey Biga Madencilik Sanayi Ticaret A.Ş (“Kuzey Biga”) has authorized and issued and outstanding share capital of an aggregate of 16,239,000 shares. The shares of Kuzey Biga are distributed with 9,743,200 to Alamos, 6,495,500 shares to Alamos Eurasia, and 100 shares each held for the benefit of the Company by the following officers and/or managers of the Company: Jon Morda, Manley Guarducci and Peet Van Schalkwyk.

(5)

Doğu Biga Madencilik Sanayi Ticaret AŞ. (“Dogu Biga”) has authorized and issued and outstanding share capital of an aggregate of 8,113,000 shares. The shares of Dogu Biga are distributed with 4,867,600 to Alamos, 3,245,100 shares to Alamos Eurasia, and 100 shares each held for the benefit of the Company by the following officers and/or managers of the Company: Jon Morda, Manley Guarducci and Peet Van Schalkwyk.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The Company is a gold mining and exploration company engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold. The Company’s operating asset is the Mulatos Mine and its 30,536 hectares of Salamandra Concessions in the state of Sonora, Mexico, acquired on February 21, 2003, by way of amalgamation of National Gold and Alamos Minerals. In January 2010, the Company acquired the development-stage Aği Daği and Kirazlı Projects in the Biga district of northwestern Turkey.

Since the date of commencement of commercial production at the Mulatos Mine in Mexico, the Company has focused on continued operating improvements and conducting exploration programs with resultant significant increases in reserves and resources. In 2010, the Company produced 156,000 ounces of gold.

On January 6, 2010, the Company completed the acquisition of the Aği Daği and Kirazlı Projects from Teck and Fronteer under the terms of the Fronteer Teck Agreement. On March 29, 2010, the Company released a technical report (the “Scoping Study”) evaluating the economic potential of developing the Aği Daği and Kirazlı Projects into producing gold mines. Results of the Scoping Study indicated that these projects are potentially economic, and the Company is proceeding to the preliminary feasibility stage.

2008 Developments

The Company announced the discovery of a new gold zone at the La Yaqui prospect on January 18, 2008. A drill program had successfully delineated a new near-surface oxide gold zone at La Yaqui located approximately 9.5 km southwest of the Estrella Pit. Second phase in-fill and step-out drilling was completed in the first half of 2008.

On March 11, 2008, the Company reported its financial results for 2007. The Company reported that gold sales revenues increased 35% from $54.7 million in 2006 to $74.0 million in 2007. The Company recorded earnings of $2.9 million ($0.03 per share) compared to a restated loss of $0.3 million ($0.07 per share) in 2006.

On March 24, 2008, the Company announced that it had elected to redeem its outstanding convertible debenture liability of CAD$1,471,000 on April 28, 2008, in accordance with the provisions of the trust indenture that governed the debentures. Notice of redemption was issued to debenture holders. A redemption amount of CAD$1,011 was paid during the second quarter for each CAD$1,000 of principal amount of debentures representing the principal amount of all outstanding debentures and accrued interest.

On May 6, 2008, the Company provided a general operations and corporate update, indicating that the Company had successfully converted from truck-loading to conveying and stacking crushed ore on the leach pad, initiated a new lime-application process and implemented the first phase of the Company’s plans to apply inter-lift liners. The key results of these operational advances were improved leach pad dynamics and significantly higher gold recoveries. As a result, the Company achieved record gold production of over 12,000 ounces in April 2008.

12 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

On August 7, 2008 the Company reported that it had induced conversion of its outstanding convertible debenture liability and repaid in excess of $8.0 million to retire its capital lease obligations.

On September 8, 2008, the Company reported that first phase drill results at the Cerro Pelon exploration target resulted in the delineation of a new gold zone. The Company reported that Cerro Pelon is a high-priority regional exploration target given that it is within 2.5 km of the existing heap leach pad facility and due to the presence of oxidized vuggy silica with generally good recovery characteristics.

2009 Developments

On January 6, 2009, the Company reported fourth quarter 2008 production results. The Company achieved the top end of its quarterly production guidance and reported lower than budgeted expected total cash costs. The Company also announced production plans for 2009 of between 145,000 and 160,000 ounces at a total cash cost of $350 per ounce. In addition, the Company reported that the drum agglomeration process commenced in December 2008 and was expected to contribute to improved leach pad recoveries.

On January 26, 2009, the Company reported that it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets under which the underwriters agreed to buy, on a bought-deal basis, by way of a short-form prospectus, 9.4 million common shares of the Company at a price of CAD$8.00 per share. On February 17, 2009, the Company announced completion of the bought-deal financing, resulting in the total issuance of 10.41 million common shares at a price of CAD$8.00 per share for gross proceeds of CAN$83.3 million or net proceeds of $62.2 million.

On March 10, 2009, the Company reported 2008 year end financial results. The Company reported an increase in gold sales revenues by 80% to $133.0 million, and record earnings of $29.4 million ($0.30 per basic share) compared to $2.9 million ($0.03 per share) in 2007.

On March 17, 2009, the Company reported an increase in reserves and global resources as at December 31, 2008 compared to December 31, 2007. Proven and probable reserves had increased 21%, while measured and indicated resources decreased 14% and inferred resources increased 129%. The updated mineral reserve estimate at December 31, 2009 was calculated using a $700 per ounce gold price assumption and consisted of proven and probable reserves of 2.05 million contained ounces (47.7 million tonnes grading 1.34 g/t Au).

On April 27, 2009, the Company provided an exploration update. Specifically, the Company announced that additional drilling at Escondida had resulted in the identification of two new zones of mineralization with the potential to provide additional resources. On May 21, 2009, the Company released the Mill Technical Report evaluating the economics of constructing a 500 tpd gravity milling circuit to process high-grade ore (defined as greater than 3.4 g/t Au). The report confirmed that the development and processing of the Escondida high-grade zone is economically robust, and that 90% or more of the coarse high-grade Escondida ore is recoverable. Other key findings of the report indicated an initial mill construction cost of $17.5 million (inclusive of a 20% contingency) and expected operating costs of $12.08 per tonne of ore or $40 per ounce of gold. As a result, the Company announced its decision to proceed with development of the Escondida zone, with production from the mill expected in early 2012.

In June 2009, the Company reported that positive exploration results contributed to a decision to increase the 2009 exploration budget from $7 million to $10 million. The Company reported continued positive exploration findings at Escondida and Cerro Pelon and announced a discovery of high-grade mineralization at the new Puerto del Aire Northeast Extension zone.

On September 23, 2009, the Company announced that it had entered into a memorandum of understanding providing for Alamos to acquire 100 percent of the Aği Daği and Kirazlı Projects from Fronteer and Teck (the “vendors”) through the acquisition of certain Turkish subsidiaries held by Fronteer and Teck. On December 7, 2009, the Company replaced the memorandum of understanding with the Fronteer Teck Agreement, which was finalized subsequent to year-end.

13 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

2010 Developments

On January 6, 2010, the Company reported the acquisition of 100% of the Aği Daği and Kirazlı Projects through the purchase of three Turkish companies held by Teck and Fronteer. The Company paid a total of $40 million cash and issued an aggregate of 4 million common shares to Teck (as to 60%) and Fronteer (as to 40%) in total consideration. Aği Daği and Kirazlı are advanced-stage development projects that are within the Biga Mineral District, an established gold-copper mineral district located on the Biga Peninsula of northwestern Turkey. The Company anticipated investing approximately $12.8 million in 2010 on development and exploration activities related to these projects. Actual spending in 2010 was approximately $9.0 million.

On January 7, 2010 the Company reported record quarterly gold production in the fourth quarter of 2009 of 48,000 ounces and full year 2009 production of 178,500 ounces. The primary factor contributing to higher than expected production was higher recoveries, resulting from a variety of operating initiatives implemented throughout the year. The Company also presented its budget for 2010 of 160,000 to 175,000 ounces of production at a total cash cost (including the 5% royalty) of $338 per ounce.

On January 12, 2010 the Company announced that drilling activities in 2009 at the San Carlos project in close proximity to the Mulatos mine were successful at identifying high-grade mineralization, and that further work was planned to further delineate the deposit in 2010.

On March 16, 2010 the Company reported record annual earnings of $56.0 million ($0.52 per basic share), in addition to announcing an inaugural semi-annual dividend of $0.03 per share payable on April 30, 2010 to shareholders of record on April 15, 2010.

On March 29, 2010, the Company released the Scoping Study to report indicated and inferred resources at Aği Daği and Kirazlı, and that the development of the Aği Daği and Kirazlı projects was economic at current gold prices and supported a decision to proceed to the preliminary feasibility stage. Highlights of the Scoping Study included total initial and sustaining capital costs (inclusive of a 27% contingency) of $234.7 million, and average annual production of approximately 135,000 ounces of gold and 621,600 ounces of silver over an estimated mine life of approximately 8 years at an average total cash cost of $314 per ounce (with silver accounted for as a by-product credit). The Scoping Study indicated that these projects are potentially economic, and as a result the Company is proceeding to the preliminary feasibility stage.

On March 31, 2010 the Company reported a 17% increase in proven and probable reserves at Mulatos to 2.39 million ounces. The Company also announced a 13% increase in measured and indicated resources (exclusive of reserves) to 1.88 million ounces and an 11% decline in inferred resources. In addition, the Company reported its intention to expand crushing throughput capacity through the addition of a screening plant between the secondary and tertiary crushers at an estimated total cost of $6.5 million with completion targeted for the third quarter of 2010. The Company implemented the screening plant in the third quarter of 2010 at a total cost of approximately $7.3 million.

On August 17, 2010 the Company announced that it had completed a settlement agreement with Primero Mining Corp. (“Primero”, formerly Mala Noche Resources Corp.). In consideration for relinquishing any claim to the San Dimas mine, Primero paid Alamos CAD$1.0 million cash and issued the Company two million common shares and 800,000 common share purchase warrants, for total consideration valued at CAD$13.0 million.

Effective September 17, 2010 the Company announced a 17% increase to its semi-annual dividend from $0.03 to $0.035 per share. In addition, the Company reported that it had entered into surface right access agreements that would allow exploration activities to commence at the Company’s El Carricito exploration project, located approximately 20 km from the Mulatos Mine.

14 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

On November 1, 2010 the Company provided an exploration update on its Turkish projects, reporting that new drilling techniques had provided improved core recovery, resulting in generally higher assays and the potential for increased resources as a result.

On December 9, 2010 the Company outlined its production guidance for 2011. Gold production for 2011 was forecast to be 160,000 to 175,000 ounces at a total cash cost (including the 5% royalty) of between $415 and $430 per ounce. Further, the Company reported plans to spend $48.1 million in capital in Mexico in 2011, focused primarily on production expansion. Development costs related to the Turkish projects are budgeted at $15 million, while exploration expenditures for both Mexico and Turkey are expected to total $18 million.

Developments Subsequent to 2010 Year End

On March 14, 2011 the Company reported a 43% increase to its semi-annual dividend to $0.05 per share payable on May 2, 2011 to shareholders of record on April 15, 2011.

On March 15, 2011 the Company reported its financial results for the fourth quarter and full year of 2010. The Company produced a total of 156,000 ounces in 2010 at a total cash cost of $361 per ounce of gold sold. Revenues of $189.3 million increased 10% over 2009, and the Company achieved record annual earnings of $65.7 million ($0.57 per basic share), inclusive of a $0.11 per share gain on completion of the settlement agreement with Primero.

On March 24, 2011 the Company announced a 38% increase in measured and indicated resources, in addition to replacing proven and probable mineral reserves at the Mulatos Mine.

Significant Acquisitions

On January 6, 2010 the Company acquired the Aği Daği and Kirazlı Projects in consideration for a cash payment of $40 million and the issuance of 4,000,000 common shares of the Company. Refer to “Aği Daği and Kirazlı Projects in Turkey” for further information. The Company has not filed a form 51-102F4 in respect of this acquisition.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is a gold mining and exploration company engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold. The Company’s primary asset is the Mulatos Mine and its 30,536 hectares of Salamandra Concessions in the state of Sonora, Mexico, acquired on February 21, 2003, by way of amalgamation of National Gold and Alamos Minerals. In addition, on January 6, 2010 the Company acquired the development-stage Aği Daği and Kirazlı Projects in the Biga district of northwestern Turkey.

The Mulatos Mine

General

The Salamandra Concessions are located in the State of Sonora, Mexico. The Mulatos deposit is located in the Salamandra Concessions and has been developed into the Mulatos Mine. Mineral rights for all concessions comprising the Salamandra Concessions are controlled by Minas de Oro Nacional, a Mexican company wholly owned by the Company.

Portions of the Salamandra Concessions originally acquired from Placer Dome are subject to the Royal Gold Royalty which applies to the first two million ounces of gold mined, processed or sold from the Mulatos Mine. As at December 31, 2010, the royalty had been paid or accrued on approximately 657,000 ounces of applicable gold production.

15 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

2004 Feasibility Study

On June 1, 2004, M3 Engineering and M3 Mexicana Hermosillo Sonora Mexico and Consultants, independent consultants to the Company, completed the 2004 Feasibility Study to provide the Company with an independent opinion regarding the potential development of the Estrella Pit portion of the Mulatos deposit. The 2004 Feasibility Study recommended development of the Estrella Pit portion of the Mulatos deposit. Subsequently, the Company engaged M3 Engineering and M3 Mexicana Hermosillo Sonora Mexico and Consultants to prepare an independent technical report based on the 2004 Feasibility Study. The M3 July 14, 2004 Report is dated June 17, 2004 (as revised on July 14, 2004) and is available for review on the SEDAR website at www.sedar.com under the Company’s issuer profile.

Mine Construction

The Company began construction of the Mulatos Mine, beginning with the Estrella Pit portion, in the third quarter of 2004 and Phase I of the Estrella Pit portion of the Mulatos Mine was completed in January 2006 at a cost of approximately $74 million. Although the 2004 Feasibility Study plan called for a 10,000 tpd crushing operation, the Company sized the major components of the Mulatos Mine, including the crusher/conveyor and the gold recovery plant, to handle a mining and processing operation with a capacity of approximately 15,000 tpd. In 2005, an expansion budget of $20 million was approved to increase the scale of mining operations from the 2004 Feasibility Study level of 10,000 tpd. At the start of 2010, the Company commissioned a closed circuit crushing system designed to improve the size consistency of stacked ore. In October 2010, the Company added a scalping screen plant to the crushing circuit designed to increase throughput. Actual average daily crusher throughput for 2010 was 13,000 tonnes per day. In 2011, the Company expects average daily crusher throughput to increase to approximately 15,700 tonnes per day.

Pre-commercial Operations

The Mulatos Mine began operations in 2005 as a run-of-mine conventional open-pit heap-leach operation with a gold recovery plant consisting of a carbon-in-column circuit. Although not specified in the 2004 Feasibility Study, the Company operated temporarily on a run-of-mine basis to take advantage of gold prices at levels significantly above those considered in the 2004 Feasibility Study. Run-of-mine ore was stacked directly on the leach pad in the period from June 2005 to June 2006. No additional run-of-mine material was stacked on the leach pad effective July 1, 2006, as the crusher was operating near capacity and gold recoveries from crushed ore are significantly higher than recoveries from run-of-mine ore.

Commercial Operations

The Company announced commercial production at the Mulatos Mine on April 1, 2006 based on meeting certain operating and financial thresholds. The Mine operates 365 days a year. Daily production may be affected to some extent by adverse weather, but it would be unusual for adverse weather to cause complete mine stoppage for an extended period. The Company has acquired the surface rights necessary to carry on its current operations, but may be required to secure additional rights should the Company decide to pursue mining activities outside of the currently permitted concessions. The Company complies with all relevant environmental laws.

Gold is produced on site as dore containing approximately 60-80% gold by weight. The dore is sent to a refinery for final processing prior to sale. Refined gold is sold to several counterparties at market prices. Processing chemicals and materials are readily available as is diesel fuel, however, the cost of these products delivered to the site has increased significantly from the feasibility levels.

Cost levels have increased significantly from the life-of-mine average cash operating cost of $174 per ounce indicated in the 2004 Feasibility Study which excluded the royalty and were based on a gold price of $350 per ounce. Unit operating costs are affected by mine operating efficiencies, the waste-to-ore ratio, the cost of mining and processing materials, labour costs, the grade of ore mined and recoveries achieved. Certain costs such as lime, cyanide and diesel fuel have increased in price substantially since the 2004 Feasibility Study was prepared.

16 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

In the year ended December 31, 2006, its first year of partial commercial production, the Mulatos Mine produced 101,170 ounces of gold at a cash operating cost of $294 per ounce of gold sold. Since then the Company has implemented a number of operational improvements contributing to higher levels of gold production. In the year-ended December 31, 2010, the Company produced 156,000 ounces of gold at a cash operating cost of $302 per ounce.

Gold sales for 2010 amounted to $189.3 million (2009 - $171.4 million). The Company’s product, gold and to a lesser extent, silver, is sold to several qualified counterparties for a price that is readily quoted and fluctuates daily. The Company can sell all its refined metal at the quoted price or contract for a fixed price for future delivery. At December 31, 2010, the Company had no forward gold sales or other gold hedge positions outstanding.

Aği Daği and Kirazlı Projects

The Aği Daği and Kirazlı Projects are advanced-stage gold development projects located within the Biga Mineral District, a gold-copper mineral district, which is located in northwestern Turkey. The Biga Mineral District features a growing number of high-sulfidation epithermal gold and associated porphyry copper-gold deposits.

The Scoping Study on the Aği Daği and Kirazlı Projects released on March 29, 2010 reported indicated resources at the Baba and Deli zones of Aği Daği and Kirazlı of 63.8 million tonnes grading 0.64 g/t Au and 5.20 g/t Ag for 1.3 million ounces of gold and 10.7 million ounces of silver. In addition, inferred resources total 26.4 million tonnes at 0.74 g/t Au and 8.72 g/t Ag for 0.6 million ounces of gold and 7.4 million ounces of silver. The Scoping Study also indicated that development of the Aği Daği and Kirazlı Projects was potentially economic and supported a decision to proceed to the preliminary feasibility stage.

The Aği Daği and Kirazlı Projects have the potential to be developed into low cost oxide gold heap leach operations. The projects have established camp facilities, a readily available water supply, are located on the power grid, and are road accessible. The primary camp facility is located in the town of Etili and consists of a custom built office, 30-person accommodation complex, as well as a core processing and storage facility.

During 2010, the Company completed 22,611 metres of drilling in 148 holes, completed geological re-modelling and initiated pre-feasibility stage engineering studies. Subsequent to year end, the Company provided an updated resource estimate for these projects.

Uses of Gold

Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Sales and Refining

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Because there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer.

The Company’s gold production is currently refined to market delivery standards by Johnson Mathey at a refinery in Salt Lake City, Utah. The Company believes that, because of the availability of alternative refiners, no material adverse effect would result if one of the Company’s refiners was unable to process its product.

Employees

As of December 31, 2010, the Company had 15 full time employees at its Toronto corporate head office. Each of these full time employees is employed under a contract for services directly with the parent company. In addition, the Company’s Mexican subsidiary, Servicios Administrativos y Operativos MON, S.A. de C.V. (“SAO”) provides labour-related services for operations at the Salamandra Concessions and at the administrative offices of Minas de

17 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Oro Nacional in Hermosillo, Mexico. As of December 31, 2010, SAO had 455 full-time employees. The Company has sourced most of its labour pool, including skilled mining personnel, from the state of Sonora in Mexico. Competition for highly qualified miners has become intense as more mines are being brought into production in the area and worldwide. Throughout 2010, the Company hired administrative, engineering and exploration personnel in Turkey. As at December 31, 2010, the Company had 31 full-time employees in Turkey.

Risk Factors

The financing, exploration, development and mining of any of the Company’s properties is subject to a number of factors, including the price of gold, laws and regulations, political conditions, currency fluctuations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are generally favourable but could change at any time and negatively affect the Company’s operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of the Company’s operations and future financial performance.

Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

The Company’s operating and development properties are located in Mexico and Turkey and are subject to changes in economic and political conditions and regulations in those countries

The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine that it is neither profitable nor competitive to acquire or develop properties, or to continue mining activities.

The Company’s mineral properties are located in Mexico and Turkey. Economic and political conditions in Mexico and Turkey could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. In the past, both Mexico and Turkey have been subject to political instability, changes and uncertainties which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Any potential adverse impacts as a result of political volatility in Mexico or Turkey cannot be accurately predicted. The mineral interests of the Company and the ultimate ability to generate cash flow and profits from operations may be affected in varying degrees by political or economic stability. Associated risks include, but are not limited to: terrorist acts, corruption attempts, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Any change in regulations or shifts in political attitudes are beyond the control of the Company and may materially adversely affect its business, financial condition and results of operations. The Company’s mineral exploration and mining activities in both Mexico and Turkey may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or to the cost of maintaining its properties. Operations may also be affected in varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted. Recent economic instability in Mexico has resulted from current global economic conditions. This instability could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability. Turkey is seeking membership to the European Union (EU) and is progressing to conform to EU standards and develop greater political and economic stability. However, Turkey has historically, and to some degree continues to experience heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions. This instability may have a material adverse effect on the Company’s properties, business and results of operations.

18 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Specifically, the Company’s activities related to its Mulatos Mine and the Salamandra Concessions are subject to regulation by the Mexican Department of Economy - Direccion General of Mines (“DGM”), the environmental protection agency of Mexico (“SEMARNAP”), Comisión Nacional del Aqua (“CONAGUA”), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s exploration and development activities in Turkey are subject to regulation by the General Directorate of Forestry of the Ministry of Environment and Forestry (“MIGEM”). The judiciary in Turkey has substantial discretion to impose injunctions.

The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted

A number of approvals, licenses and permits are required for various aspects of exploration and mine development. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities within the Salamandra Concessions, the Aği Daği and Kirazlı Projects or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

In order to conduct drilling and/or other exploration activities that cause a disturbance on concessions within State Forest land in Turkey, valid permits are required from the General Directorate of Forestry of the Ministry of Environment and Forestry. In January, 2009 certain provisions concerning the existing Mining Law were challenged and subsequently annulled. As a result of the annulment, the grant of permits for the use of forestry lands for mining activities was suspended. An amending regulation became effective upon its publication in the Official Gazette No. 27324 on August 19, 2009 (the “Amending Regulation”), and the Ministry of Environment provided that until a new arrangement is made, the allocation of forestry lands to mining activities will be made pursuant to the provisions of the forestry legislation. Accordingly, issuance of forestry permits was re-established during the suspension of implementation of the Mining Activities Permitting Regulation. Following this, on or about January 11, 2010, the Amending Regulation was challenged, and the High Administrative Court suspended the implementation of the Amending Regulation until a final decision is rendered regarding the merit of the lawsuit. The Amendments to the Mining Law were finally approved by the Turkish Grand National Assembly on 10 June 2010 and published in the Official Gazette No. 27621 dated 24 June 2010.

The new Forest Permitting Regulation regulating the use of forestry lands for mining activities was still being prepared at year end but basically became effective as of the date of the new mining law ratification, and thus, the forestry permits can be, and were, issued for exploration activities as per the relevant provisions of the Forest Permitting Regulation.

As existing permits were unaffected by the suspension of the Amending Regulation, the Company was not restricted from drilling under its existing forestry permits during 2010, including using permitted drill roads and drill pads. New forestry permits were applied for and issued during the year and drilling was unaffected to year end from the date of the new mining law ratification. From time to time, and depending on its activities, the Company will need to apply for new forestry permits. No new forestry permits have been denied to date. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary forest permitting it requires for its proposed mining activities.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins,

19 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

Estimates of mineral reserves and resources may not be realized

The mineral reserves and resources estimates contained in this AIF are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short-term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at its Mulatos Mine in Mexico. The Company has also engaged expert independent technical consultants to advise it on these matters at its Aği Daği and Kirazlı Projects in Turkey. The Company believes that these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Problems with title to mineral properties could have a negative impact on the Company’s future operations

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process. Although the Company is satisfied it has taken reasonable measures to acquire unencumbered rights to explore on and exploit its mineral reserves on the Salamandra Concessions in Mexico and the Aği Daği and Kirazlı Projects in Turkey, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations.

Problems with surface access to exploration projects or minerals could have a negative impact on the Company’s exploration programs and future operations

The Company has entered into certain land lease agreements in Mexico with the Mulatos Ejido and with individual land possessors for the purpose of conducting exploration activities. From time to time, a land possessor may

20 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

dispute the Company’s surface access rights, and as a result the Company may be barred from its legal temporary occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues; however, there can be no assurance that this will be the case.

The Company strives to maintain good relations with the local community in Mexico by providing employment opportunities and social benefits. The Company has entered into the New Surface Agreement with the Mulatos Ejido. In addition, the Company has entered into agreements with individual Ejido members for the surface rights to which they have been assigned. The transfers of title to these surface rights have been registered in Mexico.

The Company is also in negotiations with Ejido and non-Ejido members in Mexico, as a group and individually, to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido are time consuming and can be challenging and uncertain. There are financial and other considerations associated with the negotiating process including the filing of complaints or the commencement of legal proceedings by Ejido members, or attempts to impede road access by blockades and other actions to affect access to the mine or otherwise affect operations which could result in significant downtime and associated costs, or suspension of operations and loss of production. With the assistance of experienced legal advisors and the input from State and local government officials, the Company expects that it will be able to acquire its land-use requirements at a reasonable cost; however, there can be no assurance that this will be the case. The Company also expects that any actions taken by Ejido or non-Ejido members to interrupt or otherwise impede mine operations will be addressed by the appropriate State and Federal government authorities.

In 2008, the Company entered into a land purchase agreement with certain landowners in Mexico, under which the Company made a payment of $1.25 million to secure temporary occupation rights to specified land. An additional payment of approximately $1 million (based on current foreign exchange rates) is payable once the land has been vacated and is transferred to the Company. The probability and timing of this additional payment is currently unknown to the Company.

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

The Company may need to enter into negotiations with landowners and other groups in the local community in Turkey in order to conduct future exploration and development work on the Aği Daği and Kirazlı Projects. There is no assurance that future discussions and negotiations will result in agreements with landowners and other local community groups in Turkey or if such agreements will be on terms acceptable to the Company so that the Company can continue to conduct exploration and development work on these projects.

Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including the Company’s Aği Daği and Kirazlı Projects, require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling

21 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force-majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.

The Company’s mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of the Company’s assets which are located outside Canada.

Problems with community water sources at the Aği Daği and Kirazlı could have a negative impact on the Company’s exploration programs and future operations

Community water sources occur in the region of the Aği Daği and Kirazlı projects. The Company will strive to ensure that exploration activities do not adversely impact community water sources. Future operations may require that alternate water sources be provided to potentially affected communities.

The Company’s operations are based in Mexico and Turkey and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations may be difficult

The Company conducts exploration, mine development and mining and production activities in the state of Sonora, Mexico. In addition, the Company is conducting exploration activities in the Province of Cannakale, Turkey. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or to obtain any required financing for its mining projects. Turkey has historically been subject to heightened levels of political and economic instability, which could make it difficult for the Company to attract investors, hire qualified people, obtain the necessary services for the Company’s operations in Turkey or obtain required financing.

The Company also hires some of its employees or consultants in Mexico and Turkey to assist it in conducting its operations in accordance with Mexican and Turkish laws. The Company also purchases certain supplies and retains the services of various companies in Mexico and Turkey to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or Turkey or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico or Turkey, the Company may need to seek and obtain those services from people located outside Mexico or Turkey, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico and Turkey.

22 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Inability of the Company to comply with all Mexican laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities on the Salamandra Concessions

The Company’s mining, exploration and development activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Specifically, the Company’s activities in relation to its Mulatos Mine in Mexico and exploration and development areas within the Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, CONAGUA, which regulates water rights, and Mexican mining law. A number of other approvals, licences and permits are required for various aspects of mine development, the most significant of which, other than SEMARNAP approval, are water extraction permits from the Rio Mulatos and blasting permits, issued by the Mexican Army, to purchase, store and use explosives. Maintaining the necessary permits is critical to the Company’s business. The Company has obtained a blasting permit and approval from CONAGUA of an agreement to acquire surface water rights. The Company is uncertain whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the Salamandra Concessions or on any other projects incurred in which the Company becomes involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties or other liabilities.

The Company’s activities are subject to environmental regulations

The operations of the Company are subject to environmental regulations promulgated by governmental agencies from time to time. Specifically, the Company’s activities in Mexico related to the Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submission to SEMARNAP. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final MIA approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which results in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving, resulting in stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.

The Company’s exploration and development activities in Turkey are subject to regulation by the General Directorate of Forestry of the Ministry of Environment and Forestry. The judiciary in Turkey has substantial discretion to impose injunctions.

Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Company has made, and will continue to make expenditures to comply with such laws and regulations.

Site closure and reclamation costs expected to be incurred in the future are estimated by the Company’s management based on the information available to them. As at December 31, 2010, the Company had recorded an asset retirement obligation liability of $7.7 million. Actual site closure and reclamation costs could be materially different from the current estimates. Any change in cost estimates should additional information become available would be accounted for on a prospective basis. The fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized on a unit-of-production basis over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine’s life.

23 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

The volatility of the price of gold could have a negative impact on the Company’s future operations

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has increased significantly in the past several years. As at December 31, 2010, the London AM Gold fix price was US$1,410.25 per ounce. The following table sets forth the approximate average of the daily London PM Gold fix price during the calendar periods indicated:

Year ended December 31	2010	2009	2008

Gold (US$ per ounce)	$1,225	$972	$872

The Company is in competition with other mining companies that have greater resources and experience

The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have an adverse material effect on the Company’s results of operations.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is exposed to fluctuations against other currencies. The Company’s primary operations are located in Mexico and Turkey and many of its expenditures and obligations are denominated in Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars, Mexican pesos, Turkish lira, Euros and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars, Mexican pesos and Turkish lira. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has not undertaken to mitigate transactional volatility in the Mexican peso, Turkish lira, Euro or the Canadian dollar at this time. The Company may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures.

The Company is dependent on a small number of key personnel and the absence of any of these individuals could have a significantly negative effect on the Company

The Company is dependent on a small number of key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company. The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President and Chief Executive Officer, John McCluskey and its Chief Operating Officer, Manley Guarducci. Key man life insurance is not in place on Messrs. McCluskey or Guarducci. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

24 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Insurance coverage

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.

The Company’s business involves uninsurable risks

In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Production estimates

The Company prepares estimates of mine production for the Mulatos Mine in Mexico. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores and the accuracy of estimates rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such an inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

Mine development

The Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Salamandra Concessions. If the Company is unable to develop new ore bodies, it will not be able to sustain or increase present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Risks of development, construction and mining operations

The Company’s ability to meet development, production, timing and cost estimates for the Salamandra Concessions and the Aği Daği and Kirazlı Projects cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially affect the financial performance of the Company.

25 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Acquisitions and integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Financial risks

The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.

Interest Rate Risk

The Company’s interest rate risk related to interest-bearing debt obligations is currently not material as the Company has no outstanding debt at December 31, 2010.

Credit Risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, derivative financial instruments (including forward gold sales contracts) and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

SALAMANDRA CONCESSIONS & MULATOS MINE IN MEXICO

The Company owns 100% of the 30,536-hectare Salamandra group of 44 concessions located in the state of Sonora in northwest Mexico. The Salamandra group of concessions includes the Mulatos Mine and several other prospective exploration targets throughout the district.

26 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Project Description and Location

Location

The Mulatos Mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the east-central portion of the state of Sonora, Mexico. The Company controls several large mineral concessions, which are located mostly to the west, southwest and north-northeast of the Mulatos Mine. A total of 30,536 hectares of mineral concessions, in 44 discrete concessions, are controlled by the Company. The mineral concessions were awarded to the Company by the Mexican Department of Economy (the “Direccion General de Minas”). The property is approximately 220 km by air east from the city of Hermosillo, and 300 km south of the United States border. The Company maintains an administration office in Hermosillo, Mexico which supports the activities and operations of the Mulatos Mine.

Ownership

The Salamandra Concessions cover the Mulatos deposit and satellite gold systems known as Cerro Pelon, La Yaqui, El Realito, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura. The Mulatos deposit is itself divided into a numbers of mineralized zones known as Estrella, Mina Vieja, El Salto, Escondida, Gap, El Victor, San Carlos, Puerto del Aire, Puerto del Aire Extension, and East Estrella. Mineral rights for all concessions comprising the Salamandra Concessions are controlled by Minas de Oro Nacional.

Surface Rights

Surface rights in the exploitation area are held both privately and by the Mexican government through the Mulatos Ejido. On May 27, 2004 the Company, through its Mexican subsidiary Minas de Oro Nacional, entered into a New Surface Agreement with the Ejido. The New Surface Agreement was required for the Company to hold surface rights for the development of certain mineral concessions on the Salamandra Concessions and enabled the Company to perform different mining works and activities and to set up the infrastructure required for the Company’s exploration and exploitation of the mining concessions. The New Surface Agreement, which was approved on May 27, 2004, by the Agrarian Court for the State of Sonora, supersedes the 1995 Surface Agreement.

The New Surface Agreement provided, among other things, for the lease of 1,200 hectares of land for an initial term of eight years with an option to extend the term for a further ten years. The New Surface Agreement provides Minas de Oro Nacional with the right to negotiate for the purchase of this land or negotiate a lease with the individual possessors in the event that the Ejido divides the 1,200 hectares of land into parcels and assigns its rights to individual possessors of the land. This has been accomplished for approximately 200 hectares held under a temporary occupation agreement, and an additional 1,200 hectares held as the private property of Minas de Oro Nacional.

On May 27, 2004 the Company also entered into a settlement agreement (the “Settlement Agreement”) with the Ejido, to settle two outstanding appeals by the Company to a legal action by the Ejido disputing the 1995 Surface Agreement, the annual surface rights lease payments due to them in respect of the Salamandra Concessions and the ability of the Company to reduce the annual lease payments. The Settlement Agreement is binding on all members of the Ejido and precludes the Ejido, its lawyers, individual Ejidatarios or their legal representatives from commencing any legal action against Minas de Oro Nacional or the Company over land issues covered thereby.

In addition, in April 2008, the Company entered into a land purchase agreement with certain landowners, under which the Company has made a payment of $1.25 million to secure temporary occupation rights to specified land. The initial term of this agreement is for 10 years, with an option to extend for an additional 10 years. An additional payment of approximately $1 million (based on current foreign exchange rates) is payable once the land has been vacated and is transferred to the Company. The probability and timing of this additional payment is currently unknown to the Company.

The Company is in the process of acquiring property adjacent to its present and prospective mining operations. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments over periods varying from three to five years. Obligations are recognized when a legal contract is signed by both parties and are measured at the discounted value of expected future payments. Although future property acquisition, relocation benefits, legal and related costs may be material, the Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

27 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Permits

The Company is permitted to mine its reserves at the Mulatos and Victor pits and has obtained the required surface rights to carry on related mining, processing and exploration activities at these areas. In 2009, the Company entered into negotiations to acquire additional land surface rights covering and surrounding the La Yaqui, Cerro Pelon and El Carricito prospects. However, the Company cannot currently determine the expected timing, outcome of negotiations or costs associated with potential land acquisitions. In addition, the process of obtaining the necessary permitting at La Yaqui and Cerro Pelon has been initiated and is ongoing. From time to time, the Company acquires additional temporary surface rights to explore additional targets within the Salamandra Concessions.

Royalties

A net smelter return royalty (the Placer Kennecott Royalty or Royal Gold Royalty) is payable on the first 2,000,000 ounces of production from certain of the Salamandra Concessions. On January 5, 2006, Royal Gold acquired Kennecott’s 30% interest in the Placer Kennecott Royalty pursuant to the Kennecott Assignment Agreement and on January 20, 2006, Barrick acquired Placer Dome Inc. Effective October 1, 2008, Royal Gold acquired Barrick’s 70% interest in the Placer Kennecott Royalty pursuant to the Placer Assignment Agreement.

The Company declared commercial production for royalty purposes on April 1, 2006 and royalties became payable on production applicable to the RTE Agreement subsequent to that date. Accordingly, from the period that the Company declared commercial production on April 1, 2006 to October 1, 2008, the 5% net smelter return royalty (5% net smelter return royalty in effect when gold price is US$400 or higher) was split between Barrick (3.5%) and Royal Gold (1.5%). Effective October 1, 2008, 100% of the royalty was paid or accrued to Royal Gold. As at December 31, 2010, the royalty had been paid or accrued on approximately 657,000 ounces of applicable gold production.

Environmental Liabilities

The 2004 Feasibility Study identified the potential for acid rock drainage. Measures to prevent acid rock drainage were incorporated into construction of the Mulatos Mine. Standard mining and construction practices in Mexico and guidelines issued by the World Bank were followed in the development and construction of the Mulatos Mine.

The Company complies with all environmental obligations set out in its mining plan, including eventual rehabilitation of mine and exploration roads, drill set-up, dumps and the heap leach pad. The Company has recorded an asset retirement obligation liability of $7.7 million which it expects to settle during the course of mining and on closure.

Social Issues

The nearby town of Mulatos is largely protected from noise, dust, vibration and fly rock by the Mina Vieja outcrop. The Company proactively monitors noise, dust and vibration levels to ensure that they are within acceptable limits and the Company takes every precaution to minimize the impact of its mining operations on the local community. The Company also provides medical and educational assistance to the town of Mulatos as well as employment opportunities.

28 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Geology

The Salamandra mineral deposits are large epithermal, high-sulfidation, disseminated, gold deposits hosted within a mid-Tertiary dacitic dome complex. Gold mineralization is closely associated with silicic alteration within extensive areas of argillic and advanced argillic alteration. The Mulatos deposit proper is composed of the contiguous Estrella, El Salto, Mina Vieja, and Puerto del Aire resource areas. The Escondida deposit is the faulted extension of the Mina Vieja and El Salto sub-deposits and is believed to be continuous to the northeast with the Gap, El Victor and San Carlos mineralized areas. Although zones are often bounded by post-mineral faults, together they form a trend of 2.7 km of gold mineralization starting at the north end of the Estrella pit to the San Carlos deposit.

Drilling completed in 2009 and 2010 northeast of the Puerto del Aire area adjacent to the Estrella pit has confirmed the extension of a new 2.5 km northeast trending mineralized horizon that extends to the Mulatos River. The trend is approximately 300 m south and sub-parallel to the North Estrella (El Salto/Mina Vieja) to San Carlos trend. Additional drilling is planned in 2011 to evaluate the extent of this trend on the east side of the Mulatos River and northeast of San Carlos, and other potentially mineralized areas around the Mulatos deposit.

Within the larger Salamandra Concessions, and generally within 20 km from the Mulatos deposit, geologically similar high sulfidation gold deposits, occurrences, or prospects are known. The principal ones, some of which are in the process of being evaluated and/or drill-tested, are: Cerro Pelon, La Yaqui, El Realito, El Carricito, El Halcon, Las Carboneras, El Jaspe, Puebla, Los Bajios, and La Dura.

Access, Climate, Communication, Power

Access

The Salamandra Concessions are accessible via a combination of a paved road (Highway 16) from the City of Hermosillo, Mexico and dirt roads direct to the Mulatos Mine. The driving time from Hermosillo to the Mine is approximately 6 hours.

In 2010, the Company built and permitted a new unpaved airstrip within the limits of the mine property. The previously serviceable air strip located 15 km east of the mine is no longer in use and has been rendered inoperable.

The town of Mulatos is in the municipality of Sahuaripa and is located approximately 0.5 km northeast of the Estrella Pit. The population of the town of Mulatos in 2010 was approximately 200 people. The Company’s Mexican exploration field office is located in the town of Matarachi, of comparable size to Mulatos and located 15 km east of the Estrella Pit. Larger towns within 100 km of the area of interest include Yecora with a population of 10,000, located southwest of Mulatos, and Sahuaripa with a population of 7,000 located northwest of Mulatos.

Climate

From July to September, the air is humid and hot, typically around 30 degrees Celsius during the day. In this period, over half of the average annual rainfall of 0.8 m falls. The winter months (November to February) are cooler, generally between 15 and 20 degrees Celsius during the day, with occasional frost occurring at night.

Communication

Satellite phones are used for both domestic and international calls. The satellite telephones have both North American and Mexican local numbers. Satellite internet communications are the main method for electronic communications. In December 2009, a dedicated point-to-point satellite was installed between the mine and the town of Yecora and this has sufficient bandwidth to support VPN and other communication requirements between the mine site, its regional office in Hermosillo, Mexico, and the corporate office in Toronto, Canada. Cell phone service is also available at the mine and at the camp facilities. A back-up radio communication system also connects the mine with the Hermosillo office. Land radio communication is also used in the field for daily communication both by mine and exploration personnel.

29 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Power

There are currently two power plants in operation at the mine. Power plant #1 is a generating plant consisting of four-1,100 kilowatt and two-2,000 kilowatt, 1,200 rpm diesel electrical generating sets which supply electrical power for all mine site usage. Power plant #2 was constructed for the closed crushing circuit and future expansion and consists of three-1,750 kilowatt generating sets and is expandable to host up to six generating sets. Total usage is approximately 70,000 kilowatt hours per day. Power for the exploration camp located in Matarachi is provided via small diesel generators.

History

Mulatos was known to contain gold dating back to the 1600’s, with sporadic artisanal mining occurring over the years, especially in the area of Mina Vieja. Starting in the mid-1900’s, several companies began to show interest in the claim areas, notably Minera Real de Angeles, Kennecott and Placer Dome, with a substantial amount of exploration work was conducted between 1993 and 1999. A preliminary feasibility study was completed on the property in 1998 by Kennecott and Placer Dome who had entered into a joint venture agreement covering the deposit and a portion of the surrounding land. In 2001, National Gold acquired a 100% interest in the property for cash and a sliding-scale royalty on the first two million ounces of gold production. In 2003, Alamos Minerals acquired an option on the property, and subsequently merged with National Gold to consolidate 100% ownership.

Mineralization

The mineral deposits of Mulatos occur predominantly within areas of massive, pervasive silicic alteration of volcanic host rock. Quartz veins and quartz stockwork zones seldom occur. The silicified rocks host approximately 80% of the contained gold within the deposit.

Oxidized units make up a portion of the total volume of the Estrella Pit resource area. The 2004 Feasibility Study estimated that oxide made up approximately 10-15% of the total deposit ore. Oxide zones generally occur primarily near the surface, in the zone of leaching, and are largely a result of surface weathering. However, several deeper zones of oxidized material exist in highly fractured areas where permeability is enhanced along major structural zones. Since the start of mining activities in 2005, the Company has continually encountered low-sulphur sulphide material that has similar metallurgical characteristics to oxidized material, resulting in”oxide” type material being more prevalent than predicted by the block model.

The sulphide zone is generally the deepest portion of the deposit, occurring below a relatively large mixed oxide/sulphide layer (transition zone), which generally accounts for up to 35% in the Estrella pit. Within the sulphide zone, as well as for mixed zones, metallurgical test work indicates that gold recovery is inversely proportional to the total sulphur content. Lower extraction rates are also usually obtained from high sulphur and copper-rich sections.

Exploration

Following a five-year hiatus due to a low gold price, active exploration efforts led by the Company resumed in 2003. Incorporated in the 2004 Feasibility Study were the results of 325 RC drill holes and 112 core holes. Of this drilling, a total of 21 holes were drilled for metallurgical test work, while other holes were drilled for geotechnical purposes. Resources and reserves were estimated based on this drilling, followed by economic analysis. Exploration drilling also extended to the El Victor resource area while several other targets, including Escondida, Puerto del Aire, Gap, San Carlos, La Yaqui, Cerro Pelon, El Realito, and El Jaspe were also tested to varying degrees throughout the years. Exploration success included the drilling and discovery of the Escondida, Puerto del Aire, Gap, and San Carlos zones, which essentially define continuous mineralization from the Mulatos deposit through to San Carlos and the Puerto del Aire Extension, the easternmost gold occurrence discovered to date. Gold mineralization is now known to occur continuously for at least 2.7 km to the northeast from the Estrella pit.

Substantial drilling programs have been completed by the Company since the Feasibility Study was completed in 2004. Including drilling completed in conjunction with the 2004 Feasibility Study, the property has now been

30 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

subject to over 285,083 m of drilling in 1,744 holes. The 2008, 2009 and 2010 years were the most productive for drilling with 38,600 m, 72,400 m, and 48,000 m, respectively, of core and reverse circulation (“RC”) drilling completed. The majority of this drilling was completed in proximity to the Mulatos deposit, however, some drilling activities focused on delineating other deposits in the district such as Cerro Pelon and La Yaqui or on testing other regional exploration targets such as El Carricito.

2008 – 2010 Exploration Activities on the Salamandra Concessions

Escondida

Development drilling necessary for completion of the initial Escondida Main Zone (“EMZ”) and Escondida Hanging Wall Zone (“EHWZ”) resource estimate was completed in 2006. Additional drilling aimed at further defining the EMZ and delineating extensions of the EHWZ was completed in 2008 and 2009 (10,400 m in 56 holes).

The EHWZ is a stratiform zone of high-grade mineralization located directly on top of the large, low-grade EMZ deposit. A 392-metre bulk sample drift was driven into the EHWZ in 2006, which confirmed previous geologic interpretations and revealed a coarse native gold occurrence much more significant than suggested from the surface drilling. Pockets of very high concentrations of native gold were routinely encountered.

A resource estimate for both the EHWZ and the EMZ was released in early 2007, resulting in a 252,000-ounce increase in total contained ounces compared to the 2004 Feasibility Study estimate. However, the Company believes that the announced resource model underestimates the true grade of the EHWZ and hence the contained ounces due to a pronounced nugget effect resulting from the abundant coarse gold within the zone. The mean gold grade of drift round samples was 25.48 grams per tonne of gold compared to 10.54 g/t Au of comparable estimated blocks using surface and underground drill holes (as of December 31, 2008), a 128% difference which is not unusual in coarse gold situations.

Drilling at Escondida for 2009 resulted in the discovery of a new high-grade zone to the northeast of the EHWZ and of a small southwest extension to the EHWZ. The newly discovered high-grade zone is located 100 m northeast of the faulted limit of the EHWZ and overlain by 125 to 150 m of cover. Drilling fully delineated this zone and the drill-indicated dimensions are approximately 70 m along strike, 50 m in width, and up to 15 m thick. Drill hole 09EE116 returned the best intercept for that zone with an uncut interval of 13.72 m grading 38.48 g/t Au. The southwest extension of the EHWZ is located at a vertical depth of 70 to 80 m from surface with drilling indicating a localized extension of the initial high-grade Escondida zone. Drill-indicated dimensions are 30 m along strike, 30 m in width, and up to 8 m thick. RC drilling assay results confirm high-grade mineralization in the area with uncut intervals of 3.05 m grading 30.25 g/t Au in drill hole 09EE113, 10.67 m grading 4.25 g/t Au in drill hole 09EE114, 6.15 m grading 146.70 g/t Au in drill hole 09EE121, and 9.15 m grading 30.54 g/t Au in drill hole 09EE123.

Incorporating the new zones at Escondida in the December 31, 2010 resource estimate resulted in an increase in tonnes of approximately 48%. Pit contained mineral reserves for the Escondida high-grade zone were 430,000 tonnes grading 12.19 g/t Au for 168,494 ounces at December 31, 2010.

The Company made a construction decision to build a gravity mill in the first half of 2009 to process high-grade ore from the Escondida zone. Development activities associated with waste removal at the Escondida portion of the Mulatos Pit commenced in 2009. The Company expects development of Escondida to be complete in the first quarter of 2012 at a total estimated cost of approximately $61 million. Detailed engineering of the mill to process high-grade ore from the Escondida zone as well as from other potential high-grade zones started in early 2011 and construction is expected to be complete by the end of the year. The total cost of construction of the mill is estimated at $17.5 million.

Gap

The Gap zone is located midway between the Escondida and El Victor resource areas. Placer Dome conducted limited exploration during 1998, completing only a few wide spaced holes to demonstrate mineralization continuity between the two resource areas. The zone is a down-faulted, post-mineral covered, block in the main mineralized

31 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

trend between the north end of the Estrella pit (El Salto/Mina Vieja) and San Carlos. The Gap area has similar geologic characteristics to the Main Escondida Zones with a large, blind area of concealed silica alteration that hosts both localized high-grade and thick lower-grade gold intercepts. Surface exploration drilling completed in 2006 and 2007 has delineated a mineralized zone approximately 500 m long by 150 m wide, and up to 110 m thick, located directly between the Escondida and El Victor areas. In addition, drilling at Gap resulted in the discovery of high-grade ore intercepts, some in excess of 30 g/t Au.

Surface drilling completed to the end of 2008 consisted of 38 RC holes on roughly 50-metre centers, for 8,540 m, stepping out to the west from previous El Victor/Gap intercepts. In 2009 the Company continued with its definition drilling program and completed systematic drilling at 25 to 50 metre line-spacing between the Escondida and El Victor resource areas, confirming the continuity of mineralization between the two areas; a total of 21,900 m in 106 holes was completed in 2009. The 2009 drilling resulted in the identification of Estrella pit average grade mineralized zones such as 41.57 m of 1.54 g/t Au in 09EE098 and 59.14 m of 1.40 g/t Au in 09EE165, while several additional high-grade intercepts are indicating the potential for higher grade zones in the area; 14.46 m of 4.90 g/t Au in 09EE060, 9.14 m of 6.78 g/t Au in 09EE148, and 9.14 m of 7.85 g/t Au in 09EE163.

El Victor

El Victor surface and underground drilling was completed in 2006. The El Victor mineralized zone is approximately 50 to 150 m wide and has a 600-metre strike length with a thickness up to 50 m and is now known to be connected to the Gap zone. In the fourth quarter of 2007, the Company reported a measured resource of 6,584,000 tonnes grading 1.04 g/t Au for 220,185 contained ounces and an indicated resource of 8,675,000 tonnes grading 1.00 g/t Au for 278,816 contained ounces (calculated at a 0.5 g/t Au cut-off). At December 31, 2008, a substantial portion of the El Victor resource area was upgraded to proven and probable reserves.

Puerto del Aire

The Puerto del Aire zone is a combination of structural and stratiform gold mineralization, 300 m south and parallel, to the North Estrella-San Carlos trend. It corresponds to a large concealed zone which is contiguous with mineralization in the Estrella Pit.

In 2008, the Company completed 13,500 m of definition drilling in 54 RC and core holes, extending the zone for up to 550 m from the pit. During the fourth quarter of 2008, the Company completed an initial resource estimate at Puerto del Aire; this resource estimate showed indicated resources totalling 8,907,000 tonnes grading 1.09 g/t Au for a total of 311,000 contained ounces at a 0.5 g/t Au cut-off. Approximately 250 m of the zone was then drilled at sufficient density for classification as indicated resources, whereas another 300 m of drilling was only sufficient for classification as inferred resources. Inferred resources were of 5,935,000 tonnes grading 1.03 g/t Au for a total of 197,000 contained ounces at a 0.5 g/t Au cut-off. That resource is in close proximity to the existing mining operations, and has resulted in a pit layback that is extending the life of the existing Mulatos Mine operation.

As the zone remained open to the northeast in late 2008, a total of 21,860 m in 74 holes of step-out drilling was completed in 2009. The main purpose of the 2009 drilling at Puerto del Aire was to confirm its extension to as much as 1.7 km from the Estrella pit, while the zone remained open to the northeast.

At Puerto del Aire West, the area directly adjacent to the Estrella pit, 2009 definition drilling holes returned grade and thicknesses similar to the Estrella pit, such as 76.20 m of 1.62 g/t Au in 09PA088 and 51.82 m of 1.58 g/t Au in 09PA089, with additional higher grade intercepts such as 13.72 m of 12.42 g/t Au in 09PA078 and 28.61 m of 3.50 g/t Au in 09PA084, confirming the robustness of that zone.

At the Puerto del Aire Extension, it was determined that the zone was continued to the northeast, and drill holes completed in 2009 revealed the presence of a very large system of intense silica alteration concealed by post-mineral volcanic cover that had characteristics similar to both the high-grade Escondida and Puerto del Aire West zones. In late 2009, the zone remained open to the northeast and appeared to have a minimum drill-indicated strike length of in excess of 1 km, a width of at least 200 m, and ranges in thickness from 40 to 125 m. Typically, mineralization begins about 175-200 m below surface and appears to grade in the 1 to 3 g/t Au range with local high-grade zones.

32 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Most intercepts reported in 2009 returned grade similar to the Puerto del Aire West zone with numerous intercepts consistently in the 2-3 g/t Au range over significant thicknesses such as 28.96 m of 2.81 g/t Au in 09PA159, 22.86 m of 3.32 g/t Au in 09PA162, 10.67 m of 3.02 g/t Au in 09PA162, 12.20 m of 2.41 g/t Au in 09PA167, 28.97 m of 2.41 g/t Au in 09PA172, 16.77 m of 2.49 g/t Au in 09PA174, and 13.72 m 2.48 g/t Au in 09PA180.

High-grade intercepts were also reported with drill hole 09PA144 yielding a 50.30 m intercept of high-grade mineralization grading 10.06 g/t Au, including a 16.77 m interval grading 27.16 g/t Au; drill hole 09PA150, which is located 55 m to the south of drill hole 09PA144, encountered 3.04 m of high-grade material grading 14.66 g/t Au within a 19.81 m interval grading 2.77 g/t Au (all intervals correspond to down-hole thicknesses). The high-grade zone in hole 09PA144 occurs near the top of the silicified interval, although similar to the Escondida high-grade zone, but appears to be a new type of mineralization within the Mulatos district; that is, the altered silica is extremely cryptocrystalline, sulphide-deficient, and has no associated copper, arsenic, or silver.

Definition and exploration drilling continued in 2010 in the Puerto del Aire Extension zones with a total of 22,138 m completed in 89 holes. The Puerto del Aire mineralized zone was therefore extended to the northeast for a minimum of 2.5 km from the Estrella pit with the latest 400 m located on the east side of the Mulatos River. The Company continued to report substantial mineralized intercepts typical of the zone such as 18.3 m grading 1.05 g/t Au, 21.3 m grading 1.23 g/t Au, 6.1 m grading 3.20 g/t in 10PA199, and 38.1 m grading 0.81 g/t Au 10PA203. Furthermore an additional higher grade zone was intersected approximately 400 m east of the zone reported in 2009 (hole 09PA144) with intercepts such as 18.3 m grading 2.70 g/t Au in 10PA192, 15.3 m grading 4.08 g/t Au in 10PA204 and 14.5 m grading 3.04 g/t Au in 10PA218. These three holes have outlined a higher-grade zone with a strike length of approximately 200 m, an average thickness of approximately 15 m, and an average width of more than 50 m. The depth of the higher-grade zones may preclude open-pit mining and the Company has begun to internally assess the viability of mining the zones using underground methods.

As of December 31, 2010, a portion of the Puerto del Aire West resource was upgraded to proven and probable reserve while the remainder of Puerto del Aire is reported in the measured, indicated and inferred resource categories. Drilling will continue at the Puerto del Aire Extension on the east side of the Mulatos River in 2011.

San Carlos

The San Carlos resource area is located to the northeast of the proposed El Victor Pit, on the east side of the Mulatos River, along the continuous structural trend that controls gold occurrences from the Mulatos Pit. San Carlos is the easternmost gold occurrence discovered to date along this trend.

In 2006, Alamos completed an RC drill program at San Carlos that consisted of 6,303 m in 33 holes. The drilling resulted in the delineation of an extensive area of blind mineralization extending a minimum of 400 m to the northeast from the Mulatos River. Significant gold-bearing intervals from that drill program included 35.0 m of 2.99 g/t Au and 48.8 m of 4.69 g/t Au, as well as a more restricted high-grade intercept of 4.6 m of 36.11 g/t Au. The best holes from the program were generally located at the edge of the drilled area, with intercepts open to the northeast.

In November 2009, the Company commenced a definition drilling program at San Carlos after completing geological mapping of the historic underground mine workings to ascertain gold controls. The objectives of the 2009 drill program were to upgrade the established inferred resources to the measured and indicated category through infill and step-out drilling, expand the known limits of the mineralized system, and further define the structurally controlled high-grade zone. During 2009, the Company drilled a total of 6,694 m in 27 holes with the drilling continuing into 2010 for an additional 13,983 m completed in 65 holes. Selected assay results, disclosed on January 12, 2010, from the 2009 campaign include 32.0 m at 13.97 g/t Au, 10.7 m at 40.50 g/t Au, 9.2 m at 9.35 g/t Au, 27.4 m at 6.98 g/t Au, 12.2 m at 25.57 g/t Au, 41.2 m at 3.85 g/t Au, 38.1 m at 2.03 g/t Au, and 28.96 m at 1.99 g/t Au. Highlights from the 2010 drilling program include 12.2 m grading 6.61 g/t Au, 42.7 m grading 6.07 g/t Au, 37.5 m grading 11.61 g/t Au and 29.0 m grading 15.02 g/t Au, continuing to demonstrate the continuity and robustness of the San Carlos zone.

The majority of the 2009 drill holes were designed to test targets generated from the 2006 drill program. Drilling in 2010 was specifically oriented towards evaluating the high-grade zones identified from 2009 drilling and the underground geologic work. Recent field geologic mapping indicates that the geologic system may extend to the northeast beyond the presently established resource area.

33 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

The results of the 2006 San Carlos exploration program were compiled in 2008 and resulted in an inferred resource estimate for San Carlos of 7,496,000 tonnes at an average grade of 1.29 g/t Au for a contained resource of 310,000 ounces at a 0.5 g/t Au cut-off. Drilling in 2009 and 2010 upgraded the inferred resource at San Carlos to the measured and indicated categories and increased the overall resource base substantially. Results of the resource calculation update at San Carlos were disclosed as part of the 2010 global resource & reserve update press release on March 24, 2011. In addition, reserves at San Carlos were reported for the first time as part of this release.

Cerro Pelon

During 2008, the Company announced the discovery of a new gold zone at Cerro Pelon. Cerro Pelon is located approximately 2.5 km southwest of the leach pad area and was a high-priority regional target for the Company, given both its proximity to existing mining operations and its geologic similarity to the Mulatos deposit.

Gold at Cerro Pelon is hosted within oxidized vuggy silica, starting at the surface and extending to over 90 m at depth. Step-out drilling and detailed surface mapping has indicated that the zone has both structural and stratigraphic-controlled components, with gold appearing to be controlled primarily by late-stage structurally-controlled hydrothermal breccias of both northeast and northwest trends. Drill holes within the broad breccia zones contain strong gold concentrations whereas those outside the zones are generally barren. Post-mineral fault offset is also indicated, complicating the zone interpretation. The upper 70 to 100 m of the zone is completely oxidized, determined both visually and by very low sulphur concentrations from geochemical analyses. Preliminary cyanide-extractable analyses from the oxidized portion of the zone indicate 90-97% gold recovery, suggesting the zone is non-refractory in nature.

The Company announced significant drill intercepts from first phase drilling at Cerro Pelon in 2008, including 91.5 m of 1.43 g/t Au and 90 m of 1.97 g/t Au. Drilling in 2008 totalled 69 holes representing 10,900 m. Step-out and definition drilling was completed in 2009 with up to three drill rigs for a total of 7,170 m in 65 holes drilled. The latest drill holes returned some of the best intercepts in the district outside of the Mulatos deposit, including 129.6 m of 2.42 g/t Au, 158.5 m of 1.55 g/t Au, 21.65 m of 4.11 g/t Au, 50.3 m of 3.57 g/t Au, and 57.95 m of 2.00 g/t Au. The 2009 core drilling program was successful in establishing mineralization continuity with an oxidized zone of gold-bearing vuggy silica delineated that is roughly 250 m long, 30 to 80 m in width, and 70 to 150 m thick. Drill hole intercepts show a roughly semi-circle shaped mineralized zone, with the eastern half removed by faulting.

Geological modelling and 3D modelling was completed in September 2009, followed by a resource estimate in November 2009. The results of the resource calculation were integrated into the global resource & reserve numbers for 2009; the majority of resources at Cerro Pelon were classified as measured and indicated. Ongoing engineering work and economic evaluation initiated in 2009 resulted in an upgrade of a portion of the measured and indicated resources to the reserve category.

La Yaqui

During 2007, the Company successfully negotiated three new surface access agreements, allowing exploration into three high-priority targets for the first time since 1997, including the La Yaqui area. Drilling at La Yaqui in the fourth quarter of 2007 produced immediate success outlining an oxide gold zone exposed at surface with numerous ore-grade intercepts including 44.2 m of 2.73 g/t Au and 30.0 m of 3.33 g/t Au. Definition drilling was completed in 2008 with an additional 7,200 m in 50 holes drilled.

The La Yaqui near-surface oxide gold zone is located approximately 9.5 km southwest of the Estrella Pit. The results of drilling at La Yaqui were incorporated into the Company’s measured and indicated resource statement as of December 31, 2008. In 2009, the Company completed engineering work and an economic evaluation and reported probable reserves of 1.6 million tonnes at 1.58 g/t Au for a total of approximately 80,000 ounces as of December 31, 2009.

34 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Estrella Pit

As part of its ongoing modelling and resource/reserve reconciliation, infill drilling programs comprising 3,700 m in 22 RC drill holes and 5,000 m in 46 RC holes were completed within the Estrella Pit in 2009 and 2010, respectively. The objectives of these programs were to infill parts of the block model where information was lacking and to assist in further delineating low-recovery sulphide zones within the pit.

Aside from confirming expected grade and thicknesses of the block model, the in-pit drilling encountered an exceptional intercept located at the northern edge of the actual pit. A 141.77 m interval grading 7.81 g/t Au, including 33.54 m of 23.18 g/t Au, was reported from vertical drill hole 09AM045; this intercept is believed to be the highest grade-thickness interval ever reported at Mulatos. The deeper portions of this interval contain high copper (“Cu”) concentrations with up to 3.5% Cu within a 62.59 m intercept grading 2.55 g/t Au and 0.51% Cu, from 123.48 to 185.98 m down hole. Deep high-grade refractory mineralization in this area was known to exist from previous drilling but may be more extensive than modeled due to difficulty in drilling the northeast part of the deposit from surface at that time. The lower part of the interval did not form part of the optimized pit in 2008 but was integrated into the 2009 resource and reserve statement. The hole demonstrates that localized occurrence of high-grade mineralization within the deposit are not fully quantified in the resource model due to drill density, and may partially explain why current production head grade frequently exceeds the predicted block model grade.

Results from the 2010 infill drilling program continue to confirm continuity of gold mineralization within the Estrella pit with intercepts such as 79.3m at 1.52 g/t Au, 131.1m at 2.60 g/t Au, 70.1m at 1.20 g/t Au, and 103.7m at 2.23 g/t Au. Additional infill drilling is planned in 2011 within the Estrella pit with the objective of further defining the sulphide refractory zones, thereby optimizing the mining sequence.

El Carricito

Reconnaissance geologic mapping, rock chip, and soil grid sampling was completed at El Carricito in 2009. The objective of the program was to generate drill targets that could be drill-tested in 2010. Other than Mulatos, El Carricito is the largest area of known silicic alteration in the district. However, until drilling activities commenced in the fourth quarter of 2010, the least amount of work had been completed on it. The known extent of the El Carricito silicic alteration zone is 5.5 km along strike, up to 2.7 km wide and up to 300 m thick. The 2009 surface work identified significant gold geochemical anomalies, which at least partially overlap the silica altered zones.

El Carricito is an alunite-dominant system with alunite being hypogene alunite due to its mode of occurrence and its frequent pink crystalline nature. Dickite is present in our target areas, usually being the proximal high-temperature clay alteration that envelope to silica and that is associated with gold mineralization.

The Company is applying models and techniques gained from over 10 years of exploration experience on the Mulatos/Salamandra systems to guide exploration efforts at El Carricito. Exploration activities are focused on identifying all types of deposits (Estrella, Escondida/San Carlos, Cerro Pelon), and of the 15 targets at El Carricito, most have characteristics of all three deposits types. Drill spacing at 300 m centers is required to test for Estrella- type targets, while drilling at 100-150 m centers is required to test for Escondida/San Carlos and Cerro Pelon type targets.

Based on initial assessments, El Carricito appears to be a better preserved high-sulfidation system than Mulatos. There is at least 300 m of vertical relief at the El Carricito system, twice that of Mulatos. At El Carricito, the top portion of the mineralized system has been preserved, whereas Mulatos is eroded deeper with the Estrella zone exposed at surface. Furthermore El Carricito is its own volcanic center, is at least the same size as Mulatos, and has similar types of alteration, structural control, and rock types as those present at Mulatos, but with deeper oxidation. Due to its size, there is a possibility that Estrella deposit-types exist at depth or laterally at El Carricito. El Carricito could also host Escondida type targets which are more difficult to find, because of their relatively smaller footprint, especially if concealed and at depth.

Drilling at El Carricito began in September 2010 with 4,882 m in 24 wide spaced RC holes completed by year end. Subsequent to year end, the Company released preliminary drill results on February 3, 2011. All holes drilled to

35 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

date at Carricito have intersected thick zones of silicification (often vuggy), with extensive oxidation, in hydrothermal breccia and porphyritic dacite. Significant results were obtained with such intercepts as 1.24 g/t Au over 15.25 m, 0.95 g/t Au over 13.72 m, and 2.29 g/t Au over 7.62 m reported, clearly indicating the potential for substantial gold mineralization in this new gold system. Drilling is continuing in 2011 with a minimum of 20,000 m planned.

2011 Exploration Outlook for Mulatos

The Company plans to continue its aggressive exploration program in 2011 with over 46,500 m of drilling budgeted. Exploration activities in 2011 will focus on in-fill and step-out drilling at Mulatos, El Victor and San Carlos, exploration drilling at El Carricito, and surface geochemical sampling, data compilation and geological mapping on earlier-stage generative targets within the Salamandra Concessions.

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody

The drilling methods utilized at Mulatos are RC using a center return bit, diamond drill coring using HQ and NQ diameter rods, and underground diamond drilling using NQ thin-wall core (for certain areas such as El Victor and Escondida).

Logging, sampling, and analysis procedures were historically established by previous operators, prior to the 2004 Feasibility Study, and are still being used today apart from refinements and adjustments necessary to comply with current Quality Assurance/Quality Control (“QA/QC”) procedures and NI-43-101 requirements. Logging and sampling methodologies and procedures are documented, routinely updated, and maintained by the Company’s exploration department.

Geologists log drill core holes on site at Mulatos or in Matarachi. Core is logged on a hole by hole basis with data entered in a digital file for future analysis and processing. RC holes are logged from chip trays containing representative samples collected from each 1.5-metre sample interval. After completion of geological and geotechnical logging and collection of additional information such as specific gravity, geologists define and label the intervals to be sampled, ranging from 0.25 to 1.5 m, depending on geological characteristics.

Drill core is cut and sampled at site at Mulatos or in Matarachi while RC samples are collected directly at the drill site. For RC drill holes, a sub-set of the sample cuttings is bagged, inventoried, prepared and shipped to Hermosillo for analysis. For core drill holes, half-core samples are prepared using a diamond core saw, with 1.0-metre intervals as standard sample lengths in rock types presenting similar geological characteristics, bagged, tagged, sealed and shipped in batches to the assaying laboratory. When applicable, core from metallurgical and geotechnical drill holes are cut in half with one half of the core sent for analysis, while the reject is used for metallurgical testing. Metallurgical and geotechnical drill holes are logged at site in a similar manner to other core drill holes. Geologic logging and sample interval definition are completed by geologists; geotechnical logging including Rock Quality Designation (“RQD”), core recovery and specific gravity measurements are usually done by geological technicians. In addition, specific sampling procedures were implemented for round and bulk samples obtained from the underground exploration adit completed in 2006 in the high grade zone. Note that the results of the bulk sample tests were not used for resource estimation purposes but rather for internal comparative assessments. When applicable, underground channel sampling was supervised by a geologist, and consisted of 1.5-metre channels approximately 12 centimetre (“cm”) wide and 7.5 cm deep.

Laboratory sample preparation and analysis is in accordance with strict and industry recognized protocols and procedures. For RC samples, an approximate 10 kg sub-sample is sent to the lab. After drying, a 250-300 gram sub-set is crushed, riffle spilt, and pulverized. A one assay-ton (30 grams) sample is then collected for precious metal analysis (Au & silver – “Ag”) by fire assay with atomic absorption finish (“FA-AA”). For sample assaying above 5 g/t Au under FA-AA, a fire assay with gravimetric finish (“FA-GR”) is also performed. A smaller pulverized sub-sample (3-5 grams) is also taken for multi-elements ICP analysis, when requested by the geologists. Samples with Au assay results above 0.3 g/t Au are assayed by the hot-cyanide method (Au and Cu) to help assess the Au recovery potential; the results of these tests are also used for the recovery model. For core samples, the entire half of the core sample received at the lab is crushed; a 250-300 gram spilt is collected, pulverized and assayed using the methodology described above. Samples are now sent to ALS Chemex Inc. in Hermosillo, Mexico

36 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

for sample preparation and then sent to ALS Chemex’s Vancouver lab for analysis. Other labs, including Inspectorate and others, were used in the past with documentation available in individual drill logs. Check assay work was usually performed at Skyline Labs in Tucson, Arizona.

QA/QC procedures are performed systematically at Mulatos. Blind, standard and blank samples are systematically inserted on a regular sample batch interval, generally every 25-30 samples, and are routinely evaluated when results are received. Duplicate samples are selected at regular intervals, with the duplicate retrieved by the assaying laboratory personnel after the sample has been crushed, basically representing a separate split. Check assays of pulverized pulps are performed by a second lab and generally represent 5-10% of the entire sample database. Comparisons and reconciliation between original and check assays are done routinely during drilling, and systematically before any resource estimation exercise.

Sample custody is ensured on-site by continuous inventorying and monitoring of the RC cuttings and drill core. Once samples are prepared, using the methodologies described above, they are inventoried, individually bagged, tagged and sealed in larger bags for transport to the assay lab. The laboratories used for analysis are certified and follow strict, industry recognized, QA/QC protocols. Audits of the assaying labs are performed occasionally.

For disclosure purposes, a 0.5 g/t Au cut-off grade is used for calculation of composite intervals, with only a single 1.5-metre interval of sub-0.5 g/t Au material allowed within a composite interval; assay results are generally presented uncut.

Modelling and Estimation

Main Targets Areas (Estrella, El Víctor, Puerto del Aire, La Yaqui, Gap, San Carlos, Cerro Pelon)

Similar logging, sampling and analytical procedures as described under the “Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody” section above apply for this area. The exploration programs were conducted by the Company under the direction and supervision of the Vice President of Exploration and/or Manager of Exploration for Mexico, who are Qualified Persons (“QP”) as defined by the NI-43-101 of the Canadian Securities Administrators. Resource estimates prior to 2009 were completed by an independent Qualified Person as defined by NI 43-101 of the Canadian Securities Administrators. Starting in 2009, resource estimation was managed under the supervision of the Company’s Director of Mineral Resources, who is also a QP.

The following procedures are generally followed for modelling and estimation. Block gold grade estimation is constrained by geology envelopes that are constructed using alteration distribution, known geologic controls, and anomalous gold mineralization. Gold grades are estimated using both ordinary kriging (“OK”) and inverse distance cubed interpolation with searches oriented along known mineral controls. Gold resource classification is based on proximity to drill hole data, the number of composites used in the estimate, and geostatistical variography. Measured resources are generally defined (note that this criteria may vary from zone to zone) as blocks within 10 m of drill hole data and blocks within 15 m of drill data and informed by at least 18 composites (6 holes). Indicated resources are generally defined (note that this criteria may vary from zone to zone) as blocks between 15 to 35 m from drill hole data and those blocks at less than 15 m from data with less than 18 composites used in the estimate. Indicated resources also required that at least two drill holes were used in the estimate at the outer boundary (35 m). Inferred resources are defined (note that this criteria may vary from zone to zone) as those blocks greater than 35 m from drill hole data, and up 74 metres.

Geologic solids are constructed from observed data collected during the core and chip logging processes, and from data acquired through the use of a reflectance spectrometer (“PIMA”). Geologic solids comprise rock types, oxidation, silica alteration, and intensity of argillic alteration. At Gap and La Yaqui, solids were also created for the clay species, interpreted from reflectance spectra data. Mineralized shapes within which gold estimation was conducted, were constructed from the occurrence of silica alteration, and argillic alteration intensity (Gap), and silica alteration, and alteration from infrared spectrometry (San Carlos and La Yaqui). In addition, the occurrences of logged breccia units at San Carlos were used to construct the mineralization envelope. Hard boundaries to gold estimation were also assigned to air, post mineral rocks and alluvial/colluvial material, and in some cases, faults. At San Carlos, solids were constructed for the post-mineral intermediate dykes, and applied as a hard boundary to estimation. Gold estimation was conducted by OK at San Carlos and La Yaqui, on three metre by three metre by three metre blocks. Composites were 1.52 m, and cutting was applied to gold values above 13 g/t Au at La Yaqui, and 30 g/t Au at San Carlos.

37 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

In 2010, a complete re-modelling was done at Mulatos in order to bring all resource areas except San Carlos within one single model. The model was re-estimated using that single model with the OK method selected for disclosure. Excellent agreement was found between both OK and the inverse distance cubed method used previously.

Escondida High Grade Zone

The following procedures were followed for initial modelling and estimation of the Escondida High Grade Zone. Drill hole samples were composited to three metres before detailed geostatistical and spatial correlation studies were applied. High-grade samples were top cut to 120 g/t Au before compositing. A three-metre block was selected to best honour mineralization boundaries of the zone. Search radii were restricted to accommodate the coarse gold effect. Detailed statistical studies were made to compare core recovery to gold grade and core to RC samples. Core loss resulted in strong negative bias toward high-grade intervals due to the highest grades occurring in the most difficult material to recover. Statistical comparison of gold grades for core holes and RC drill holes within 4.5 m of each other indicates that core grade is approximately half of the average RC sample grade, primarily due to core loss and sample volume differences in a coarse gold environment. RC samples were drilled dry with a center return bit and are the highest confidence samples. Low-confidence core intervals were removed from the database used for grade estimation, and only RC composite samples were used for the final resource estimate. Twenty-three additional RC holes (1,784 m) were drilled into the Escondida Hanging Wall Zone during August and September 2006 to provide higher-confidence data where low-confidence core with poor recovery existed. Grade estimates in the Escondida Hanging Wall Zone were made using OK, inverse distance squared and inverse distance cubed methods, with the latter initially being selected as the method that best honoured the composite drill data. In 2009, after further testing and evaluation, the OK estimation method was adopted.

Metallurgy

The Mulatos deposit and surrounding deposits are amenable to cyanidation and heap leaching, as determined by lab scale testing in the 2004 Feasibility Study. The 2004 Feasibility Study indicated that mineralized material varies from pure oxide to pure sulphide, with gold recovery typically varying from 90% to 55% as material grades from oxide to sulphide. The average recovery in the 2004 Feasibility Study was estimated to be between 72% and 74% for the Estrella Pit. Applying the modified recovery formulas to the block model has resulted in an estimated average recovery of 72.9%. Actual recoveries experienced since the commencement of operations have been below the 2004 Feasibility Study level of 72.9% as run-of-mine un-crushed material, coarse crushed material and an area of low-recovery material were stacked on the leach pad at various times since mine commissioning. The Company has completed a number of operational initiatives that have improved leach pad percolation and resulted in higher gold recoveries, including conveying and stacking ore on the leach pad, implementing a drum agglomeration process and closing the crushing circuit to reduce the crusher discharge size to as close to 100% passing 3/8 of an inch as possible. As a result, recoveries have improved significantly.

For 2011, the Company has budgeted recovery of 70% based on the block model indicated recoveries for the ore-types to be mined. In 2011, the Company expects to subject higher grade ore from San Carlos to metallurgical testing to determine whether it is amenable to recovery in a gravity milling circuit. Not all mineral deposits in the vicinity of the Mulatos Mine are amenable to economic heap leaching.

Mineral Resources

The 2004 Feasibility Study identified that the exploration programs completed by Alamos, Placer Dome, Kennecott and Minera Real de Angeles had delineated measured and indicated resources of 62.2 million tonnes grading 1.51 grams per tonne Au and 0.6 grams per metric tonne Ag, totalling over 3 million ounces of gold. These resources were contained only in the Estrella, Mina Vieja and Escondida areas of the Mulatos deposit. The Gap, Puerto del Aire, El Victor and San Carlos portions were not included in this determination of resources.

38 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

On March 20, 2007, the Company reported a revised global resource for the Mulatos deposit, calculated at $500 per ounce, and $600 per ounce, depending on location. The updated measured and indicated global resource exclusive of material mined to the reporting date and inclusive of mineral reserves was 91.2 million tonnes grading 1.26 g/t Au (0.5 g/t cut-off), for 3.7 million contained ounces of gold, compared to 75.6 million tonnes grading 1.34 g/t Au (0.5 g/t cut-off) in the 2004 Feasibility Study, a net increase of 0.5 million ounces of gold. The updated global resource included previously announced resource updates in the El Salto, Mina Vieja, and Escondida areas, but did not include the results of development drilling at Gap, Puerto del Aire, El Victor and San Carlos. The Company also reported 14.5 million tonnes grading 0.99 g/t Au in the inferred category, for 0.5 million contained ounces of gold at a 0.5 g/t cut-off, compared with 14.6 million tonnes grading 1.05 g/t Au for 0.5 million contained ounces gold at 0.5 g/t cut-off in the 2004 Feasibility Study.

The mineral resource estimate as at December 31, 2007 included the El Victor area and measured and indicated resources (inclusive of mineral reserves) were reported at 96.3 million tonnes at a grade of 1.17 g/t Au at a 0.5 g/t cut-off, for 3.6 million contained ounces. The Company also reported 15.6 million tonnes grading 0.96 g/t Au in the inferred category, for 0.5 million contained ounces of gold at a 0.5 g/t cut-off.

The global mineral resource estimate for the Mulatos and El Victor deposits at December 31, 2008 (exclusive of mineral reserves) was 52.6 million tonnes grading 0.98 g/t gold (calculated at a 0.5 g/t Au cut-off) for 1.7 million ounces of gold, representing a 14% decrease in measured and indicated ounces compared to 2007, due primarily to the conversion of previously reported measured and indicated resources at El Victor, and Puerto del Aire into reserves. Inferred mineral resources at December 31, 2008 comprised 32.6 million tonnes grading 1.00 g/t Au, for 1.0 million ounces of gold, at a 0.5 g/t Au cut-off.

The Company reported revised measured and indicated and inferred resources (exclusive of mineral reserves) as at December 31, 2009. At a 0.5 g/t Au cut-off, measured and indicated resource ounces increased 14% to 60.0 million tonnes grading 0.97 g/t Au, for 1.9 million contained ounces of gold. Inferred resource ounces decreased by 11% from the prior year end to 25.8 million tonnes at 1.12 g/t Au, for 0.9 million contained ounces.

On March 24, 2011, the Company reported updated measured and indicated and inferred resources (exclusive of mineral reserves) as at December 31, 2010. At a 0.5 g/t Au cut-off, measured and indicated resource ounces increased 47% to 85.5 million tonnes grading 1.00 g/t Au, for 2.75 million contained ounces of gold. Inferred resource ounces decreased by 44% from the prior year end to 16.9 million tonnes at 0.93 g/t Au, for 0.51 million contained ounces. The increase in overall resource ounces is attributable to the inclusion of additional resources at San Carlos, Puerto del Aire and Escondida and the use of a higher gold price assumption. Measured, indicated and inferred resources as at December 31, 2010 are summarized in the tables below:

Mulatos Mine - Measured and Indicated Mineral Resources [1,2,3] December 31, 2010
	Measured			Indicated			Measured + Indicated
Cut- off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.00	646	4.03	83,706	4,628	3.42	509,516	5,274	3.50	593,222
1.50	1,149	3.03	111,921	8,958	2.59	746,898	10,107	2.64	858,819
1.00	2,533	2.02	164,745	20,875	1.81	1,211,632	23,408	1.83	1,376,377
0.70	4,834	1.46	226,628	43,706	1.30	1,825,173	48,540	1.31	2,051,801
0.50	8,018	1.11	286,757	77,462	0.99	2,464,516	85,480	1.00	2,751,273
0.30	13,598	0.82	356,598	146,117	0.71	3,333,033	159,715	0.72	3,689,631

(1)	The updated mineral resource estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated resource blocks are exclusive of the pit contained reserves.
(3)	Measured and indicated resources outside of the Mulatos pits have no economic restrictions and are tabulated by gold cut-off grade.

39 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Mulatos Mine – Inferred Mineral Resources [1] December 31, 2010

Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.00	778	3.50	87,506
1.50	1,680	2.53	136,769
1.00	3,749	1.80	216,963
0.70	9,184	1.22	361,307
0.50	16,905	0.93	508,048
0.30	33,152	0.67	710,128

(1)	In-pit inferred, and inferred resources have no economic restrictions and are tabulated by gold cut-off grade.

Mineral Reserves

Mining of the Mulatos deposit from the commencement of production to the end of 2008 were focused on the Estrella Pit. The 2004 Feasibility Study estimated mineral reserves in the Estrella Pit of 1.92 million contained ounces using a gold price assumption of $350 per ounce. At December 31, 2006, mineral reserves in the Estrella Pit were 31.9 million tonnes at a grade of 1.64 g/t Au for total contained ounces of 1.7 million contained ounces. At December 31, 2007, the Company reported proven and probable mineral reserves in the Estrella Pit of 1.3 million contained ounces (24.3 million tonnes at a grade of 1.68 g/t Au), calculated at a gold price of $600 per ounce of gold.

At December 31, 2008, the proven and probable mineral reserve estimate was 47.7 million tonnes at a grade of 1.35 grams per tonne gold for 2.1 million ounces of contained gold, representing a significant increase in mineral reserves compared to 2007. The 2008 updated mineral reserve estimate was calculated using a $700 per ounce gold price and incorporated not only the Estrella Pit, but also the Escondida, part of Puerto del Aire (“PdA”), El Salto and Mina Vieja areas which were consolidated and reported as part of the “Mulatos pit”, and El Victor which is reported separately as the “El Victor pit”. Reserves at PdA and El Victor were reported for the first time in 2008. The life-of-mine model for the Mulatos pit at December 31, 2008 had a waste-to-ore ratio of 1.60:1, and the El Victor pit had a 1.23:1 waste-to-ore ratio.

The Company reported proven and probable mineral reserves of 61.6 million tonnes grading 1.21 g/t Au for a total of 2.4 million contained ounces as at December 31, 2009. This represented an increase in reserve ounces of 17% over reserves reported as at December 31, 2008. The increase is attributable to a number of factors. Initial reserves at La Yaqui and Cerro Pelon resulted in adding over 0.2 million contained ounces to reserves. In addition, applying a higher gold price assumption in the calculation of reserves resulted in reducing the planned mining cut-off grade, and converting material previously classified as waste to ore.

On March 24, 2011, the Company reported proven and probable mineral reserves of 58.5 million tonnes grading 1.27 g/t Au for a total of 2.39 million contained ounces as at December 31, 2010, similar to the number of proven and probable reserve ounces in the previous year. The inclusion of reserves at San Carlos, incorporating new zones at Escondida and the use of a higher gold price assumption resulted in increases to proven and probably reserves, which were offset by the number of contained ounces mined during 2010.

40 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Proven and probable reserves as at December 31, 2010 are summarized in the table below:

PROVEN AND PROBABLE RESERVES [1] December 31, 2010
	Proven [2]			Probable [2]			Proven + Probable [2]
RESERVE AREA	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes (000)	Grade (g/t Au)	Contained Ounces	Tonnes (000)	Grade (g/t Au)	Contained Ounces
Mulatos Mine 3, [4,5]	8,074	1.72	446,332	42,946	1.09	1,509,076	51,020	1.19	1,955,408
Existing stockpiles	3,205	2.05	211,035	-	-	-	3,205	2.05	211,035
La Yaqui [6]	-	-	-	1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon [7]	-	-	-	2,673	1.64	140,525	2,673	1.64	140,525
TOTAL	11,279	1.81	657,367	47,193	1.14	1,729,427	58,472	1.27	2,386,794

(1)

The Company’s mineral reserves as at December 31, 2010 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

(2)	Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00”s.
(3)	The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(4)

Mineral reserve gold cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne (or the internal recovered gold cutoff grade of 0.28 g/t for San Carlos), for each model block. The determination was based on an $875 per ounce gold price, a February 2011 resource and recovery model, and the 2011 budget costs based on the actual cost figures from current mining operations.

(5)

Pit-contained mineral reserves for the Escondida high-grade zone are 430,000 tonnes grading 12.19 g/t Au for 168,494 ounces; San Carlos’ contribution to pit-contained mineral reserves is 2,606,000 tonnes grading 1.89 g/t Au for 158,756 ounces.

(6)

Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on an $800 per ounce gold price, a May 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

(7)

Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on an $800 per ounce gold price, a November 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

Qualified Person(s) Disclosure

The independent Qualified Person for the NI 43-101 compliant reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Keith Blair, Manager of Applied Geoscience LLC of Reno, Nevada, prepared the mineral resource estimation for the San Carlos area. Marc Jutras, P.Eng., M.A.Sc., Director of Mineral Resources for Alamos, completed the resource estimation for the Mulatos Mine area, including the Estrella, El Salto/Mina Vieja, Escondida, Puerto del Aire, Gap, and El Victor areas, while providing assistance and direction in the estimation of other mineral resources estimation. Mr. Welhener, Mr. Blair, and Mr. Jutras are recognized as Qualified Persons according to the requirements of NI 43-101 of the Canadian Securities Administrators. Exploration programs at Mulatos are directed by Herve Thiboutot, P.Eng, B.Sc. Geological Engineering, and Vice-President, Exploration of the Company, and Ken Balleweg, P.Geo., B.Sc. Geological Engineering, M.Sc. Geology, Alamos’ Exploration Manager, both are Qualified Person as defined by NI 43-101 of the Canadian Securities Administrators. Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective news releases for these areas and in the 2004 Feasibility Study.

41 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Mining Operations

The Company announced commercial production effective April 1, 2006 and steadily increased gold production to 178,500 ounces in 2009. In 2010, the Company reported gold production of 156,000 ounces and expects production of between 160,000 and 175,000 ounces in 2011. Based on current proven and probable reserves and current throughput rates, the Company has an expected mine life of approximately nine years. Initial capital costs incurred to construct the project have been recovered, however, the Company is investing further in its current heap leach operations to improve recoveries and throughput, and in a planned mill expansion in order to increase global production. Mine production for 2010 and project-to-date to December 31, 2010 is presented in the table below:

Mine production
Period	Ore (Tonnes)	Grade (g/t)	Ounces	Waste (Tonnes)	Total (Tonnes)

2005 – 2009	18,918,000	1.85	1,123,700	36,115,000	55,033,000
Q1 10	1,210,000	1.79	69,600	743,000	1,953,000
Q2 10	1,188,000	1.68	64,200	1,117,000	2,305,000
Q3 10	1,120,000	1.58	56,900	1,090,000	2,210,000
Q4 10	1,152,000	1.35	50,000	701,000	1,853,000
2010	4,670,000	1.60	240,700	3,651,000	8,321,000
Project to Date	23,588,000	1.80	1,364,400	39,766,000	63,354,000

Gold production and gold sales of 156,000 ounces and 154,343 ounces respectively, decreased 13% in 2010 compared to 2009. The table below outlines key production indicators in 2010 and 2009:

Production summary	Q1	Q2	Q3	Q4	2010	2009
Ounces produced (1)	41,600	38,400	30,200	45,800	156,000	178,500
Ore crushed (tonnes)	1,190,000	1,202,000	1,112,000	1,225,000	4,729,000	4,296,000
Grade (g/t Au)	1.76	1.64	1.63	1.37	1.60	1.81
Contained ounces stacked	67,300	63,400	58,330	54,070	243,100	249,700
Ratio of ounces produced to contained ounces stacked	62%	61%	52%	85%	64%	71%
Ore mined (tonnes)	1,210,000	1,188,000	1,120,000	1,152,000	4,670,000	4,320,000
Waste mined (tonnes)	743,000	1,117,000	1,090,000	701,000	3,651,000	4,428,000
Total mined (tonnes)	1,953,000	2,305,000	2,210,000	1,853,000	8,321,000	8,748,000
Waste-to-ore ratio	0.61	0.94	0.97	0.61	0.78	1.02
Ore crushed per day (tonnes)	13,200	13,200	12,100	12,500	13,000	11,800

(1)	Reported gold production for Q1-Q3 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2010 is subject to final refinery settlement and may be adjusted

In 2010, the Mulatos Mine produced 156,000 ounces of gold compared to 178,500 ounces in 2009. Gold production in 2010 was marginally below the low end of the Company’s production guidance range of 160,000 to 175,000 ounces. The shortfall in production compared to 2009 and the Company’s production guidance was attributable to adverse weather conditions in the second and third quarters of the year which hampered mine operations and resulted in a lower than budgeted “recovery ratio” (defined as the ratio of gold ounces produced divided by the number of contained ounces stacked).

42 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

The 13% decrease in gold production in 2010 compared to 2009 resulted from a 3% decrease in the number of contained ounces stacked on the leach pad, combined with a 10% decrease in recovery ratio. While the number of contained ounces stacked in 2010 was only 3% lower than in 2009, the tonnes of ore stacked increased significantly, offset by a reduction in the grade of ore stacked. Ore crushed and stacked on the leach pad in 2010 was 4,729,000 tonnes, representing a 10% increase over 2009 levels. Throughout 2010, the Company focused on improving crusher throughput, while at the same time improving the quality of the crusher discharge product. In early October, the Company installed a new screening plant designed to add capacity and increase crusher throughput. Commissioning of the screening plant contributed to an increase in quarterly crusher throughput with fourth quarter 2010 throughput of 1,225,000 tonnes exceeding fourth quarter 2009 throughput by approximately 18%. For 2011, the Company is targeting average crusher throughput of 15,700 tonnes per day, which represents a 21% increase compared to 2010.

The grade of ore stacked in 2010 of 1.60 g/t Au decreased 12% in 2010 compared to 2009. The Company continues to benefit from positive reconciliations of mined blocks to the block model, however, not to the same extent as in prior years. The reconciliation of mined blocks to the block model in 2010 was +6%, +2% and 8% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +0%, +8%, +8% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model, which generally has the effect of extending mine life and lowering mining costs. While the Company has benefited from positive grade and tonnes reconciliations in the past, this may not be be indicative of future results. The Company has budgeted grade of 1.24 g/t Au for 2011, a 23% decline from 2010 levels. The decline in grade is partially attributed to the higher gold price, which allows the Company to economically mine and process lower grade in-pit ore that would have otherwise been treated as waste.

The actual recovery ratio of 64% in 2010 was below the budgeted level of 68% and approximately 10% lower than the recovery ratio in 2009 of 71%. Drought condititions in the second quarter of 2010 and an unusually long and severe rainy season in the third quarter, combined with stacking ore on higher lifts of the South Mulatos Heap resulted in lower than anticipated production in those periods. Stacking on higher lifts of the leach pad results in an increase in the amount of time required for solutions to percolate through the lifts, resulting in a temporary reduction in the recovery ratio for that period. As stacking activities shifted to the North Mulatos Heap in the fourth quarter of 2010 and the Company derived production from both the South and the North Mulatos heaps, the recovery ratio increased to 85% in the fourth quarter of 2010. In 2011, the Company expects to achieve a recovery ratio of 70%, a 9% increase from the results obtained in 2010.

The following table compares costs per tonne for the periods indicated in 2010 and 2009:

Costs per tonne summary	Q1	Q2	Q3	Q4	2010	2009
Mining cost per tonne of material (ore and waste)	$2.17	$1.89	$1.89	$2.51	$2.09	$1.84
Waste-to-ore ratio	0.61	0.94	0.97	0.61	0.78	1.02
Mining cost per tonne of ore	$3.50	$3.66	$3.74	$4.04	$3.73	$3.73
Crushing/conveying cost per tonne of ore	$1.77	$2.31	$2.26	$2.09	$2.11	$1.80
Processing cost per tonne of ore	$2.43	$2.24	$3.61	$3.24	$2.87	$2.49
Mine administration cost per tonne of ore	$1.86	$2.05	$2.05	$2.11	$2.01	$1.80
Total cost per tonne of ore	$9.56	$10.26	$11.66	$11.48	$10.72	$9.82

Total cost per tonne of ore in 2010 of $10.72 increased 9% compared to $9.82 in 2009. The higher cost per tonne of ore in 2010 is primarily attributable to higher crushing and conveying costs associated with the closed circuit crushing system that was implemented in the first quarter of 2010, as well as higher processing costs due to increased reagent consumption and cost. In addition, higher diesel costs and the strengthening in value of the Mexican peso compared to the United States dollar resulted in generally higher costs in all departments.

43 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Mining cost per tonne of material was $2.09 in 2010, approximately 14% higher than $1.84 in 2009. The increase in mining cost per tonne of material is attributable to a number of factors including a 7% increase in the value of the Mexican peso relative to the United States dollar, higher diesel costs and expenses associated with technical studies and in-pit definition drilling. Mining cost per tonne of ore of $3.73 in 2010 was consistent with 2009 as increased spending was offset on a per tonne basis by a 10% increase in the tonnes of ore mined, and a decrease in the waste-to-ore ratio.

Crushing and conveying costs per tonne were significantly higher in 2010 than in 2009. In early 2010, the Company commissioned the closed circuit, designed to improve the size consistency of stacked ore. In October 2010 the Company added a scalping screen plant to the crushing circuit designed to improve throughput. Incremental power and maintenance costs associated with these projects are the primary reason for higher crushing and conveying costs. The higher costs associated with finer crushing ore are expected to be recovered from increased gold production.

Processing costs in 2010 of $2.87 were 15% higher than in 2009. The increase in processing costs relates to higher reagent consumption required in order to maintain reagent concentration in solution during the heavier than normal rainfalls experienced in the third quarter as well as due to stacking on higher lifts of the South Mulatos Heap leach pad in the third and fourth quarters of 2010.

Administration costs increased in 2010 compared to 2009 due to increased headcount and costs associated with camp and security contractors.

Cash operating costs of $302 per ounce of gold sold in 2010 were 9% higher than $278 reported for 2009. Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

Outlook

In 2010, the Company achieved its key objectives of delivering returns on producing assets through record earnings and strong cash flows, while creating shareholder value through the advancement of development projects and exploration success. Capital investments in 2010 are expected to support continued operational improvements at Mulatos. The expanded leach pad will support mining activities for the remaining reserve mine life, and the screening plant added to the crushing circuit in 2010 is expected to contribute to higher crusher throughput in 2011. Production expansion at Mulatos in 2012 and beyond is expected to be derived from existing heap leach operations, mill processing of high-grade ore and the development of satellite deposits. The expansion of the Escondida high grade deposit and the discovery of high-grade mineralization at San Carlos have the potential to significantly increase the amount of high-grade mill ore at Mulatos, subject to metallurgical testing.

In 2011, the Company is forecasting gold production of 160,000 to 175,000 ounces from the Mulatos Mine at a cash operating cost of $350 to $365 per ounce of gold sold (total cash cost per ounce of gold sold including the 5% royalty of $415 to $430 per ounce, assuming a $1,300 gold price). Key changes in assumptions in the 2011 budget compared with 2010 actual results include increased crusher throughput and higher recoveries, offset by lower grades of ore mined and crushed. Operating results for the first two months of 2011 reflect lower than budgeted crusher throughput due to unscheduled maintenance, in addition to more oxide ore being processed, which generate less fines for initial screening than other ore types. The impact of this lower than budgeted crusher throughput has been partially offset by higher than expected recoveries from the increased amount of oxide ore being processed. The Company continues to improve its operating and maintenance practices which should lead to higher crusher throughput.

Capital expenditures in Mexico in 2011 will focus on continued development of the Escondida zone and construction of the Mulatos Mill to process high-grade ore, with planned incremental production of at least 55,000 ounces per year starting in 2012, with a minimum two-year mill feed life. In addition, the Company is in the process of negotiating to acquire surface access rights at the La Yaqui and Cerro Pelon satellite deposits, which have the potential to add incremental gold production.

44 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

AĞI DAĞI & KIRAZLI PROJECTS IN TURKEY

On September 23, 2009, the Company announced that it had entered into a Memorandum of Understanding providing for Alamos to acquire a 100% interest in the Aği Daği and Kirazlı Projects from Fronteer Development Group Inc. (“Fronteer”) and Teck Resources Limited (“Teck”) through the acquisition of the Turkish subsidiaries held by Teck and Fronteer. Under the terms of the agreement, the Company agreed to pay a total of US$40 million and issue a total of 4,000,000 common shares to the vendors in consideration for acquiring 100% of the two projects.

On January 6, 2010, Alamos announced the acquisition of the Aği Daği and Kirazlı Projects from Teck and Fronteer pursuant to the terms of the Fronteer Teck Agreement, and paid the US$40 million cash and issued 4,000,000 common shares to Teck (as to 60%) and Fronteer (as to 40%). The common shares were issued on a private placement basis and were subject to a four-month hold expiring May 6, 2010. In addition to statutory compensation that may apply to the projects, a third party has a two percent Net Smelter Return Royalty on production from the Aği Daği project.

The projects are legally owned and managed by Kuzey Biga Madencilik San. Tic. AŞ. (“Kuzey Biga”) and Doğu Biga Madencilik San. Tic. AŞ. (“Dogu Biga”), both 100%-owned Turkish subsidiaries of the Company. The company completed a Technical Report for the projects on March 12, 2010. The report was prepared by KD Engineering from Tucson, and independant Qualified Person as defined by the NI 43-1010. The report can be review on SEDAR at www.sedar.com under the company profile.

Project Description and Location

Location

The Turkish projects include the advanced-stage Aği Daği and Kirazlı gold exploration projects in Turkey. Kirazlı is situated 25 km to the northwest of Aği Daği, with both projects located in the Çanakkale Province in the Biga Peninsula of northwestern Turkey, some 250 km by air southwest of Istanbul or 800 km west of Ankara, Turkey’s capital. The Company maintains an administrative office in Ankara, Turkey, and exploration offices in Etili and Sogutalan, both small towns located in the Biga District of Turkey. These offices support all activities for the Aği Daği and Kirazlı projects.

Ownership

Mineral rights for all concessions comprising the Turkish assets are controlled by Kuzey Biga and Doğu Biga, Turkish subsidiares of the Company. As both projects are located in a forestry reserve, surface rights are controlled by the State government of Çanakkale.

Mining Concessions

The Aği Daği property consists of a total of 5,343 hectares of mineral tenure in eight (8) contiguous operation and exploration licenses covering a prominent ridge with 900 m of relief. In 2010, the Company amalgamated and released some mining concessions which changed the size and number of concessions that the Company controlled. The Kirazlı property consists of 1,541 hectares of mineral tenure in two (2) contiguous licenses covering a prominent northwest trending ridge with 500 m of relief. One concession is classified as an operating license, and the other is an exploration license.

45 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Permits

The Company is permitted to explore and operate the properties and has obtained the required surface rights to carry on its activities. From time to time, the Company acquires additional temporary surface rights and work permits (forestry permits and others) to continue its work over the targets.

Status of Forestry Permits required for Drilling Activities

In order to conduct drilling or somewhat disruptive exploration activities on concessions within State Forest land in Turkey, valid permits are required from the General Directorate of Forestry of the Ministry of Environment and Forestry. In January, 2009 certain provisions concerning the existing Mining Law were challenged and subsequently annulled. As a result of the annulment, the grant of permits for the use of forestry lands for mining activities was suspended. An amending regulation became effective upon its publication in the Official Gazette No. 27324 on August 19, 2009 (the “Amending Regulation”), and the Ministry of Environment provided that until a new arrangement is made, the allocation of forestry lands to mining activities will be made pursuant to the provisions of the forestry legislation. Accordingly, issuance of forestry permits was re-established during the suspension of implementation of the Mining Activities Permitting Regulation. Following this, on or about January 11, 2010, the Amending Regulation was challenged, and the High Administrative Court suspended the implementation of the Amending Regulation until a final decision is rendered regarding the merit of the lawsuit. The Amendments to the Mining Law were finally approved by the Turkish Grand National Assembly on 10 June 2010 and published in the Official Gazette No. 27621 dated 24 June 2010.

The new Forest Permitting Regulation regulating the use of forestry lands for mining activities was still being prepared at year end but basically became effective as of the date of the new mining law ratification, and thus, the forestry permits can be, and were, issued for exploration activities as per the relevant provisions of the Forest Permitting Regulation.

As existing permits were unaffected by the suspension of the Amending Regulation, the Company was not restricted from drilling under its existing forestry permits during 2010, including using permitted drill roads and drill pads. New forestry permits were applied for and issued during the year and drilling was unaffected to year end from the date of the new mining law ratification. From time to time, and depending on its activities, the Company will need to apply for new forestry permits. No new forestry permits have been denied to date. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary forest permitting it requires for its proposed mining activities.

Royalties

A two percent Net Smelter Return Royalty in favour of Franco Nevada Corporation is registered against the Aği Daği property.

Environmental Liabilities

The Company abides by all Turkish environmental regulations and laws, and follows all recognized environmental preventive procedures associated with normal operation of exploration projects, and operates within environmental standards typical of Canadian mining companies. The Company is not aware of any environmental liabilities currently outstanding related to the properties.

Social Issues

The Company has a comprehensive community relations plan in place and is routinely communicating with all local communities, local government representatives, and State government agencies. Discussions at the Federal level are also normal practice as the projects advance toward production. The Company provides local employment to a number of Turkish Nationals as well as support with respect to local economic community development through maximization of direct investment, mainly via purchasing of goods and hiring of local contractors.

46 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Access, Climate, Communication, Power

The Kirazlı project is accessible by a 3 km dirt road from the village of Kirazlı which is in turn located 40 km south of the regional capital of Çanakkale. The Aği Daği project is accessible by forestry roads from the village of Sogutalan from the north, Karakoy from the west, and Kizilelma from the south. Aği Daği is approximately 65 km from the regional capital of Çanakkale, and 25 km to the southeast of the Kirazlı. Kirazlı is located approximately 1.5 km south of the Kirazlı Village, Çanakkale Province, northwestern Turkey. Access from Çanakkale, the nearest large population centre (population 78,000) and provincial capital, to the Kirazlı Village is via 40 km of a paved two lane road. Access from the Kirazlı Village to the project area is along a 3 km well maintained dirt road which provides access to some of the smaller villages.

Kirazlı forms one of the most prominent hills in the region with a maximum elevation of 811 m. Relief in the area is approximately 250 m with slopes generally not exceeding 25-30 percent. Vegetation consists of mostly scrub oak and various shrubs up to 3 m in height with isolated stands of 20 to 30 year old pines also present. Large areas along the western side of the property have been stripped of the vegetation and replanted with pine seedlings. Kirazlı is generally windy, particularly from fall through spring. Aği Daği is a prominent topographic high trending in a northeast direction for a distance of 5 km. The elevation of the ridge line varies from greater than 900 m at the southwest end to about 700 m at the northeast end. The property can be reached by village and forestry roads from the town of Çan.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state. This region has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and 5 to minus 10 degrees Celsius in the winter months. The annual rainfall is approximately 30 cm, generally falling as mixed rain and snow in late fall and winter.

History

A complete detailed outline of historical project activities is provided in the Scoping Study, filed on SEDAR on March 29, 2010 and available at www.sedar.com under the Company’s profile. This section is intended to provide a brief history of project activities since the Company acquired the projects in early 2010.

Following acquisition on January 6, 2010, the Company initiated comprehensive exploration and engineering programs on the projects with the objective of completing a preliminary feasibility in 2011. Total exploration expenditures at Aği Daği and Kirazlı in 2010 amounted to $6.2 million. A total of 22,611 m of drilling in 148 holes was completed during the year, along with a number of metallurgical and geotechnical engineering studies during the same period. Further details on drilling and engineering activities in 2010 are provided below.

Geological Setting

The Aği Daği and Kirazlı deposits are epithermal, high-sulfidation, disseminated gold systems, hosted within Miocene undifferentiated heterogeneous volcanic assemblage of dacitic to andesitic composition. They are associated with a large hydrothermal alteration zone that covers more than 10 square km. Gold mineralization is closely associated with silicic and advanced argillic alteration occurring near the upper contact of the volcanic sequence.

Both the regional and local geology for Aği Daği and Kirazlı are detailed in the Scoping Study, available at www.sedar.com under the Company’s profile.

47 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Mineralization

Deposit Types

The principal model for gold mineralization at the Ağı Dağı and Kirazlı projects is a high-sulphidation, epithermal gold deposit. Premier examples of this kind of deposit in the world are Yanacocha, Pierina and Alto Chicama in Peru. The Kisladag gold deposit (5 million ounces) located in Turkey and owned by Eldorado Gold Corporation is a more conservative example of the high sulphidation gold deposit and may also serve as a comparable economic model. The open pit, heap leach gold mine began commercial production in July 2006 and in 2011 was projected to produce between 270,000 to 285,000 ounces of gold at a total cash cost of US$350-US$365 per ounce.

Gold Mineralization

Gold mineralization at Ağı Dağı is associated with felsic volcanic rocks of Miocene age and a northeast-trending silica cap rock about four km by two km in extent which forms a topographic high 700 to 900 m in relief. The gold mineralization is disseminated and associated with intensely silicified, vuggy, oxidized and brecciated rocks hosted in volcanic felsic to intermediate tuffs and occasionally phreatic breccia bodies. Hydrothermal-type breccias (crackle, jigsaw, hydrothermal) are most common in this siliceous alteration. Pyrite is by far the most abundant primary sulfide mineral associated with gold. Trace to minor amounts of enargite, covellite, galena and molybdenum are present locally. Additional information can be reviewed by consulting the 2010 Scoping Study.

Historical Exploration

The Company did not conduct any of the historical exploration work on the projects prior to January 6, 2010. For a detailed account of historical exploration activity, refer to the Scoping Study filed on www.sedar.com on March 29, 2010. During the involvement of TCAM, a Teck Resource subsidiary, and Fronteer on the property, a total of 365 drill holes totaling 56,507 m were drilled at Ağı Dağı along with a number of ground -based geological, geochemical and geophysical surveys. The following table summarize that drilling:

Ağı Dağı Gold Property, Summary of Drilling
Period	Start Hole	End Hole	# Holes	Meterage
Pre-2004	A-1	A-74	74	8,276.90
2004-2005	AD-75	A-169	99	16,777.55
Mar 2006-April 6 2007	AD-170	A-299	140	23,999.25
April 6 2007-May 2007	AD-300	AD-309	9	1,463.70
May 2007-Aug 2007	AD-307	AD-350	43	5,989.20
Total			365	56,506.60

At the Kirazlı gold project, during the involvement of TCAM and Fronteer, 200 drill holes totaling 30,873 m were drilled along with a number of ground-based geological, geochemical and geophysical surveys. Drilling activities at Kirazlı are summarized in the table below:

Kirazlı Gold Property, Summary of Drilling
Period	Start Hole	End Hole	# Holes	Meterage
Pre-2004	KRC-01	KRR-24	70	7,324.90
2004	KD-01	KD-03	4	891.90
2005	KD-04	KD-47	44	7,377.60
Mar 2006-Mar 2007	KD-48	KD-96	56	10,635.55
Apr 2007-June 2007	KD-97	KD-119	26	4,643.00
Total			200	30,872.95

48 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Due diligence activities completed in 2009 indicated that exploration data collected throughout the years at Aği Daği and Kirazlı by previous operators was of good quality. Review and verification of existing reports and databases indicate that sufficient and adequate QA/QC procedures were followed; from the data collection through to the data interpretation stages. In addition, a review of available data indicates excellent exploration potential that requires a substantial amount of additional drilling in the areas of interest in order that the projects are fully evaluated.

Scoping Study Summary

The mine plan presented in the Scoping Study provides for over eight years of production from the Kirazlı, Baba, and Delı pits with a life-of-mine (“LOM”) waste-to-ore ratio of 1.24:1 (hereinafter, the Baba and Delı pits are collectively referred to as the “Ağı Daği pits”). Mineral resources considered in the mine plan are oxide only, contained within open pits designed from floating cone geometries that are based on a 40 degree overall slope angle, $725 per ounce of gold, and $12.50 per ounce of silver. The pit-contained mineral resources as outlined in the Scoping Study are summarized in the table below:

Scoping Study Mineral Resource Estimate – March 2010
	Tonnes (000s)	Gold Grade (g/t Au)	Gold Contained Ounces Au	Silver Grade (g/t Ag)	Silver Contained Ounces Ag
Indicated Oxide Resources	33,682	0.84	910,000	7.24	7,839,000
Inferred Oxide Resources	13,981	0.99	444,000	12.52	5,628,000

The Scoping Study assumes Kirazlı and Ağı Daği will each have stand-alone crushing, agglomeration, heap leach, and process plant facilities, plus separate owner-operated mining fleets. Upfront capital costs are estimated to be $207.5 million. In addition, an initial investment in working capital of $9.9 million is required. Mining equipment costs include a 10% contingency, heap leach facility capital costs include a 30% contingency, and all other capital expenditures include a 35% contingency. The total contingency is $63.4 million, or 27% of the total project initial and sustaining capital. Total initial and sustaining capital costs are estimated to be $234.7 million.

At Kirazlı, run-of-mine (“ROM”) ore will be delivered to a two-stage crushing facility. A total of 10,000 tonnes per day (“tpd”) of crushed ore will be conveyed to an agglomeration facility and then stacked on the heap leach pad using a conveyor-stacker. Gold and silver will be leached from crushed ore with a dilute cyanide solution, recovered at a Merrill-Crowe process plant, and refined on-site to produce high-grade dore bars.

At Ağı Daği, ROM ore will be delivered to a 15,000 tpd two-stage crushing facility. Crushed ore will be conveyed to an agglomeration facility and then stacked on the heap leach pad using a conveyor-stacker. The crushed ore will be leached with a dilute cyanide solution to extract gold and silver, which will be recovered at an adsorption-desorption-recovery (“ADR”) plant, and then refined on-site to produce high-grade dore bars.

The combined LOM production is expected to be approximately 1.139 million ounces of gold and 5.067 million ounces of silver. Average annual production over the first eight years of production is approximately 135,000 ounces of gold and 621,600 ounces of silver, which includes average annual production of approximately 143,600 ounces of gold and 630,800 ounces of silver during years two through seven.

The Company intends to produce dore bars on-site and consequently expects that it will be exempt from Turkey’s Value Added Tax (“VAT”). In addition to statutory compensation that may apply to the projects, there is a 2% net smelter return (“NSR”) royalty payable to a third party (Franco Nevada Corporation) on production from Ağı Daği. There is no NSR royalty payable on production from Kirazlı.

49 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Applying a gold price assumption of $800 per ounce of gold and $13.50 per ounce of silver as presented in the Scoping Study (the “base case scenario”), the Company estimates that the LOM cash operating cost per tonne of ore is $8.43, or $353 per ounce of gold before silver by-product credits and refining and transportation costs. The LOM total cash cost, which includes the NSR royalty and refining and transportation costs and treats silver as a by-product credit, is approximately $314 per ounce of gold.

As part of the Scoping Study, an unlevered pre-tax economic analysis of the base case scenario was completed. The analysis yielded a pre-tax internal rate of return (“IRR”) of 21%. Based upon the pre-tax cash flow model presented in the Scoping Study, the Company prepared an after-tax cash flow model. For the purposes of the after-tax model, the Company used an expected corporate tax rate of 20%, estimated depreciation for tax purposes on a unit of gold-equivalent production basis, and did not consider any tax-loss carry-forward credits that may be available. Under the base case scenario, the Company estimates that the projects have a combined after-tax IRR of 18%.

2010 Exploration Work

During 2010, the Company completed 22,611 metres of drilling in 148 drill holes, completed geological remodelling and initiated preliminary feasibility stage engineering studies. Subsequent to year end, the Company provided an updated resource estimate for these projects.

The principal objectives of the 2010 exploration campaign were to further assess the geological controls of gold mineralization while confirming the mineral resources that were previously disclosed. The Company’s 2010 program also focused on improving core recovery compared to historic drilling. The 2010 program was successful with 2010 core recovery averaging +85% compared to a historic average of 71%. Drilling completed by the Company to-date has also been successful in corroborating historical information and in some cases has resulted in improving historic drill results. Four targets areas were the focus of the 2010 drilling program, namely Deli, Baba, Kirazlı and Camyurt. Drilling statistics per project, including historical drilling, are presented below:

Core Drilling

Zone Drilled	Drill Holes Completed (Week)	Drill Holes Completed (Year)	Drill Holes Completed (Project)	Drilling Week (m)	Drilling Year (m)	Drilling Project (m)
Babadag	1	47	90	148.40	8,202.80	16,256.20
Delidag	0	43	137	0.00	7,694.90	24,171.60
Aği Daği infrastructures	2	12	12	35.50	234.70	234.70
Ayi Tepe	0	0	21	0.00	0.00	5,375.80
Fire Tower	0	0	30	0.00	0.00	7,387.30
Çamyurt	1	6	12	159.00	1,076.20	1,736.10
Ilhamur	0	0	12	0.00	0.00	1,907.60
Tavsan Tepe	0	0	4	0.00	0.00	403.70
TOTAL Aği Daği	4	108	318	342.90	17,208.60	57,473.00
Kirazlı	3	29	179	89.70	4,374.30	31,296.10
TOTAL	7	137	497	432.60	21,582.90	88,769.10

50 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Reverse Circulation Drilling

Zone Drilled	Drill Holes Completed (Week)	Drill Holes Completed (Year)	Drill Holes Completed (Project)	Drilling Week (m)	Drilling Year (m)	Drilling Project (m)
Babadag	0	0	69	0.00	0.00	8,360.90
Delidag	0	11	62	0.00	1,028.50	5,338.70
Ayi Tepe	0	0	5	0.00	0.00	514.50
Fire Tower	0	0	21	0.00	0.00	2,520.70
Çamyurt	0	0	0	0.00	0.00	0.00
Ilhamur	0	0	3	0.00	0.00	422.00
Tavsan Tepe	0	0	9	0.00	0.00	554.00
TOTAL Aği Daği	0	11	169	0.00	1,028.50	17,710.80
Kirazlı	0	0	24	0.00	0.00	3,274.50
TOTAL	0	11	193	0.00	1,028.50	20,985.30

Agi Dagi Results (Baba and Delı Zones)

Metallurgical, geotechnical, and infill core holes completed at Baba and Deli generally confirmed expected grades and thicknesses, while a substantial amount of the new drill holes exceeded expectations relative to the March 2010 block model. Of particular interest is infill hole 10-AD-387, drilled at the northern limit of the main proposed pit at the Baba target in an area previously recognized as “barren”. This drill hole appears to link mineralization between two of the Baba preliminary pits.

Twin holes drilled to-date indicate an increase in grade correlating with an increase in core recovery. For example, 10-AD-366, a core hole with much better recoveries than its historic twin AD-152, shows a significant increase in gold content. The composite in 10-AD-366, with 83% core recovery, is 5.0 g/t Au over 14.8 m from 61.1 to 75.9 m while the equivalent composite in previous operator’s core hole with core recovery at 33% returned 0.3 g/t Au over 15.8 m from 61.1 to 76.9 m.

Some of the notable assay results obtained at Baba and Deli in 2010 are listed below:

10AD370	22.1 m at 0.93 g/t Au
10AD376	32.3 m at 0.94 g/t Au
10AD377	53.6 m at 1.60 g/t Au
10AD387	31.3 m at 2.25 g/t Au
10-AD-388	28.9 m at 4.12 g/t Au
10-AD-392	62.4 m at 1.26 g/t Au
10-AD-393	42.0 m at 1.33 g/t Au
10-AD-421	23.6 m at 0.89 g/t Au
10-AD-431	80.6 m at 0.78 g/t Au
10-AD-433	25.0 m at 1.11 g/t Au
10-AD-440	57.9 m at 0.51 g/t Au
10-AD-441	58.5 m at 0.73 g/t Au

The Company is planning on drilling an additional 10,000 m on those two targets in 2011.

51 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Çamyurt Results

The Çamyurt target is located about three kilometres southwest of the Baba deposit and is a separate zone of economic interest. Preliminary exploratory drilling was completed in the fourth quarter of 2010.

In late 2007, previous operators drilled five wide-spaced core holes at Çamyurt over a strike distance of approximately 700 m. Although all holes had poor core recovery, it was apparent that a significant new discovery had been made. At the time, the Çamyurt zone remained open to the southwest, with at least 800 m of untested strike length in favourable rock types coincident with gold mineralization in soil and rock chip samples at surface.

In 2010 the Company completed 6 core holes on the property. Holes 10-CYD-09 and 10-CYD-11 were twins of historic holes CYD-01 and CYD-05, respectively. CYD-01 returned 0.65 g/t Au over 73.3 m with an average core recovery of 43%; core recovery for 10-CYD-09 was 82% with a composite of 1.33 g/t Au over 58.9 m, demonstrating the positive effect of improved drilling techniques and better core recovery. 10-CYD-11 with a composite grading 0.75 g/t Au over 158.3 m and a core recovery of 87% outweigh by a long margin results from historic hole CYD-05 which returned two shorter and lower grade composites, respectively 0.43 g/t Au over 4.7 m and 0.23 g/t Au over 11.3 m, these intervals were recovered at 56% and 68%, respectively.

Holes 10-CYD-06 and 10-CYD-07 were testing possible extensions of the historic gold-bearing zone to the south, 500 m and 50 m respectively from historic holes. Both holes intersected short intervals of gold bearing alteration but interpretation suggests that the holes may have been too far away from the zone and may have undershot it. Holes 10-CYD-08 and 10-CYD-10 were drilled in-between or adjacent to historic holes and basically confirmed the continuity of the zones between the historic holes with similar thicknesses and grade reported.

The Company is planning to drill an additional 10,500 m at Camyurt in 2011, once permits are received. The drill program is primarily intended to drill-test continuity and strike extensions of known areas of gold mineralization, aimed at bringing the zone to preliminary resource evaluation.

Kirazlı Results

Drilling at the Kirazlı project commenced in late August 2010. The program initially focused on metallurgical and geotechnical data acquisition and then moved to infill drilling with two core rigs still active on the project in early 2011.

Some of the notable assay results obtained during the year are presented below:

10-KD-120	101.9 m at 1.81 g/t Au
10-KD-121	26.8 m at 3.99 g/t Au
10-KD-121A	32.7 m at 2.37 g/t Au
10-KD-122	110.0 m at 1.55 g/t Au
10-KD-123	17.8 m at 1.30 g/t Au
10-KD-126	82.8 m at 1.36 g/t Au
10-KD-132	46.2 m at 1.74 g/t Au
10-KD-133	135.9 m at 0.67 g/t Au
10-KD-135	144.4 m at 0.88 g/t Au
10-KD-136	44.2 m at 1.32 g/t Au
10-KD-139	92.5 m at 2.74 g/t Au
10-KD-140	33.0 m at 1.31 g/t Au
10-KD-141	138.3 m at 1.20 g/t Au
10-KD-143	50.3 m at 4.42 g/t Au
10-KD-144	73.5 m at 0.80 g/t Au

Holes 10-KD-120, 10-KD-121 and 10-KD-126 were holes drilled to obtain metallurgical samples. Hole 10-KD-120 was a twin hole of historic KD-63 which returned 82.2 m grading 1.19 g/t Au, comparing well to its historic counterpart. As was the case at Agi Dagi, better core recovery appeared to have a positive effect on grade (85% core recovery in 10-KD-120 versus 68% in the historic hole). Holes 10-KD-122 and 10-KD-133 were geotechnical holes drilled on the edge of the initially proposed pits which indicated the potential to increase the size of the pits in that area. The Company is planning to drill an additional 10,000 m on these two targets in 2011.

52 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

2010 Engineering and Development Work

Engineering and development activities in 2010 were focused on assembling the team of consultants required to assist in the studies and testing required to support both the Scoping Study and preliminary feasibility study. Early in the year, the Company established its administration office in Ankara, the capital of Turkey, and developed a team of community relations, permitting, development and administration personnel.

A number of studies were initiated and/or undertaken throughout the year to support technical reports and the preliminary feasibility study. These projects are listed below, many of which are ongoing:

•	Metallurgical testing

•	Geo-technical analysis and seismic studies

•	Leach pad and waste dump design

•	Pit slope stability analysis and design

•	Mine planning and design

•	Environmental impact assessment studies and testing

Further, the Company’s engineering and development team implemented a planned organization structure, established a government liason and stakeholder engagement plan, joined the Turkish Gold Mining Association and developed a new office complex in Etili.

Logging, Sampling Methodology, Sample Preparation, Analysis, Sample Custody

Historical methodologies are described in the Scoping Study available at www.sedar.com under the Company’s name.

The 2010 exploration was completed with the drill contractor, Spectra Jeotek Drilling, for both the Ağı Dağı and Kirazlı Projects. All drilling was supervised by the Company’s technical staff and general industry standards were followed. All proposed drill collars were surveyed using proper surveying techniques with established control survey points across the property. Drills were set up under the direct supervision of Company staff. Drill holes were collared in PQ diameter core. The holes were reduced to HQ diameter when problems were encountered due to bad ground conditions. Core was placed in plastic boxes with depth markers every drill run (up to 3 m). Core recovery during these programs was generally adequate. Down-hole survey tests were taken generally at 50-75 m intervals down-hole to provide down hole survey control. The casing was attempted to be removed after drilling was completed, with minor casing left stuck in the ground. Holes with poor core recovery throughout the ore intersection were either re-collared and drilled again with core or re-drilled with a reverse circulation drill, where the actual weight of each 1.5 m sample occasionally recorded to check for consistent recovery.

Logging, sampling, and analysis procedures were established by Company staff with improvements and adjustments necessary to comply with current Quality Assurance/Quality Control (“QA/QC”) procedures and NI-43-101 requirements done from time to time. Logging and sampling methodologies and procedures are documented routinely, updated, and maintained by the Company’s exploration department.

Geologists log drill core holes on site at the Company’s exploration camp in Etili. Core is logged on a hole by hole basis with data entered on paper then transfer to digital files for future analysis and processing. RC holes are logged from chip trays containing representative samples collected from each 1.5-metre sample interval. After completion of geological and geotechnical logging and collection of additional information such as specific gravity, geologists define and label the intervals to be sampled, ranging from 0.25 to 1.5 m, depending on geological characteristics.

Selected drill core for assaying is cut and sampled at site while RC samples are collected directly at the drill site. For RC drill holes, a sub-set of the sample cuttings is bagged, inventoried, prepared and sent for analysis. For core drill holes, half-core samples are prepared using a diamond core saw, with 1.0-metre intervals as standard sample lengths in rock types presenting similar geological characteristics, bagged, tagged, sealed and shipped in batches to the assaying laboratory. When applicable, core from metallurgical and geotechnical drill holes are cut in half with

53 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

one half of the core sent for analysis, while the reject is used for metallurgical testing. Metallurgical and geotechnical drill holes are logged at site in a similar manner to other core drill holes. Geologic logging and sample interval definition are completed by geologists; geotechnical logging including Rock Quality Designation (“RQD”), core recovery and specific gravity measurements are usually done by geological technicians and/or engineers. All samples collected by the Company during drill programs were subjected to quality control procedures that ensure best practice in the handling, sampling, analysis and storage of the drill core.

Laboratory sample preparation and analysis are in accordance with strict and industry recognized protocols and procedures. For RC samples, an approximate 10 kg sub-sample is sent to the lab. After drying, a 250-300 gram sub-set is crushed, riffle spilt, and pulverized. A one assay-ton (30 grams) sample is then collected for precious metal analysis (Au & silver – “Ag”) by fire assay with atomic absorption finish (“FA-AA”). For sample assaying above 5 g/t Au under FA-AA, a fire assay with gravimetric finish (“FA-GR”) is also performed. A smaller pulverized sub-sample (3-5 grams) is also taken for multi-elements ICP analysis. In 2010 all samples were also assayed by the hot-cyanide method (Au and Cu) to help assess the Au recovery potential; the results of these tests are also used for the recovery model. For core samples, the entire half of the core sample received at the lab is crushed; a 250-300 gram spilt is collected, pulverized and assayed using the methodology described above. Samples are sent to the Acme Lab. in Ankara, Turkey for sample preparation and then sent to Acme Lab. Vancouver, Canada or Santiago, Chili laboratory for analysis. Other labs are used for check assay work.

QA/QC procedures are performed systematically at Agi Dagis. Blind, standard and blank samples are systematically inserted on a regular sample batch interval, generally every 25-30 samples, and are routinely evaluated when results are received. Duplicate samples are selected at regular intervals, with the duplicate retrieved by the assaying laboratory personnel after the sample has been crushed, basically representing a separate split. Check assays of pulverized pulps are performed by a second lab and generally represent 5-10% of the entire sample database. Comparisons and reconciliation between original and check assays are done routinely during drilling, and systematically before any resource estimation exercise.

Sample custody is ensured on-site by continuous inventorying and monitoring of the RC cuttings and drill core. Once samples are prepared, using the methodologies described above, they are inventoried, individually bagged, tagged and sealed in larger bags for transport to the assay lab. The laboratories used for analysis are certified and follow strict, industry recognized, QA/QC protocols. Audits of the assaying labs are performed occasionally.

For disclosure purposes, a 0.2 g/t Au cut-off grade is used for calculation of composite intervals, with only a single 1.5-metre interval of sub-0.2 g/t Au material allowed within a composite interval; assay results are generally presented uncut.

Modelling and Estimation

The exploration programs were conducted by the Company under the direction and supervision of Herve Thiboutot and Dominique Fournier, respectively Vice President of Exploration and Manager of Exploration for Turkey, who are Qualified Persons (“QP”) as defined by the NI-43-101 of the Canadian Securities Administrators. Resource estimates were completed by an independent Qualified Person as defined by NI 43-101 of the Canadian Securities Administrators. Starting in 2009, resource estimation was managed under the supervision of the Company’s Director of Mineral Resources, Marc Jutras, who is also a QP.

The following procedures are generally followed for modelling and estimation. Block gold grade estimation is constrained by geology envelopes that are constructed using alteration distribution, known geologic controls, and anomalous gold mineralization. Gold grades are estimated using both OK and inverse distance cubed interpolation with searches oriented along known mineral controls. Gold resource classification is based on proximity to drill hole data, the number of composites used in the estimate, and geostatistical variography. Measured resources are generally defined (note that this criteria may vary depending on varioraphy) as blocks within 10 m of drill hole data and blocks within 15 m of drill data and informed by at least 18 composites (6 holes). Indicated resources are generally defined (note that this criteria may vary depending on varioraphy) as blocks between 15 to 35 m from drill hole data and those blocks at less than 15 m from data with less than 18 composites used in the estimate. Indicated resources also generally required that at least two drill holes were used in the estimate at the outer boundary (35 m). Inferred resources are defined (note that this criteria may vary depending on varioraphy) as those blocks greater than 35 m from drill hole data, and up 75 metres.

54 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Geologic solids are constructed from observed data collected during the core and chip logging processes, and from data acquired through the use of a reflectance spectrometer (“PIMA”). Geologic solids comprise rock types, oxidation, silica alteration, and intensity of argillic alteration. Mineralized shapes within which gold estimation was performed were constructed from the occurrence of silica alteration, and argillic alteration intensity, and silica alteration, and alteration from infrared spectrometry. In addition, the occurrences of logged breccia units were sometimes used to construct the mineralization envelope. Hard boundaries to gold estimation were also assigned to air, post mineral rocks and alluvial/colluvial material, and in some cases, faults.

Mineral Resource

Scoping Study Mineral Resource

As part of the Scoping Study the Company prepared a mineral resource estimate for the Baba, Delı, and Kirazlı deposits based on previous drilling completed by Fronteer Development Group Inc. and Teck Resources Ltd. This estimate was based on a total of 544 drill holes (85,732 metres) over the three deposits. The total tabulation of the indicated mineral resources for the three areas at a 0.2 g/t Au cut-off is 63.8 million tonnes at an average grade of 0.64 g/t Au and 5.20 g/t Ag, for a total of 1.3 million ounces of gold and 10.7 million ounces of silver. The total tabulation of the inferred mineral resources for the three areas at a 0.2 g/t Au cut-off is 26.4 million tonnes at an average grade of 0.74 g/t and 8.72 g/t Ag, for a total of 0.6 million ounces of gold and 7.4 million ounces of silver. It is anticipated that the economic cut-off grade will be approximately 0.2 g/t gold for oxide and 1.0 g/t gold for sulfide.

The detail resource estimation procedures and methodologies are thouroughly presented withing the text of the 2010 scoping study, the readers is refered to that document for additional information.

2010 Mineral Resource

On March 24, 2011, the Company reported updated measured and indicated and inferred resources as at December 31, 2010. Compared to the resource update presented in the 2010 Scoping Study, at a 0.2 g/t Au cut-off, gold measured and indicated resource ounces increased by 26% to 78.8 million tonnes grading 0.65 g/t Au, for 1.65 million contained ounces of gold. Inferred mineral resources decreased to 0.42 million ounces relative to the Scoping Study. The increase in indicated mineral resources and decrease in inferred mineral resources are a result of the conversion of inferred mineral resources into the indicated category. The reported mineral resources also benefited from the delineation of new resources at both Ağı Dağı and Kirazlı through infill drilling.

Additionally, the Company is currently completing a preliminary feasibility study for the Ağı Dağı and Kirazlı projects that will include updated mineral resource estimates for both projects to account for additional drilling carried out in late 2010 and early 2011. Detailed summaries of the indicated and inferred mineral resources for Ağı Dağı and Kirazlı are presented in the tables shown below.

Ağı Dağı Project – Indicated Mineral Resources [1] December 31, 2010
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	8,792	2.02	11.13	571,647	3,145,704
0.80	12,271	1.70	8.79	671,860	3,467,375
0.60	19,470	1.33	6.57	829,679	4,110,610
0.40	34,056	0.97	4.73	1,059,998	5,183,873
0.20	68,783	0.62	3.32	1,373,764	7,352,226
0.10	97,417	0.48	2.78	1,509,093	8,701,545

55 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

(1)

Indicated resource for Ağı Dağı project, which include the Baba and Delı zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,025 per ounce gold price, a February 2011 resource and recovery model, and recent engineering estimates of costs. Resources were then tabulated by gold cut-off grade.

Kirazlı Project – Indicated Mineral Resources [1] December 31, 2010
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	2,332	1.97	12.98	147,704	973,197
0.80	3,299	1.65	12.60	175,010	1,336,443
0.60	5,157	1.30	13.37	215,545	2,216,799
0.40	7,416	1.06	11.56	252,740	2,756,292
0.20	9,982	0.86	10.43	276,003	3,347,338
0.10	12,036	0.74	9.91	286,360	3,834,896

(1)

Indicated mineral resources for the Kirazlı project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,025 per ounce gold price, a February 2011 resource, and estimated recovery model and costs based on the March 2010 Preliminary Economic Assessment. Mineral resources were then tabulated by gold cut-off grade.

Ağı Dağı Project – Inferred Mineral Resources [1] December 31, 2010
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	1,456	1.60	4.45	74,888	208,438
0.80	2,092	1.38	3.86	92,863	259,573
0.60	3,553	1.09	3.35	124,871	382,948
0.40	6,934	0.80	2.69	177,807	589,951
0.20	16,576	0.50	2.07	266,469	1,101,755
0.10	24,676	0.38	1.75	301,479	1,384,791

(1)

Inferred resource for the Ağı Dağı project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,025 per ounce gold price, a February 2011 resource and recovery model, and recent engineering estimates of costs. Mineral resources were then tabulated by gold cut-off grade.

Kirazlı Project – Inferred Mineral Resources [1] December 31, 2010
Cut-off (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	1,264	1.51	17.26	61,365	701,432
0.80	1,858	1.31	17.74	78,255	1,059,734
0.60	3,166	1.05	18.36	106,880	1,868,880
0.40	4,687	0.87	16.09	131,103	2,424,648
0.20	6,589	0.70	14.21	148,291	3,010,311
0.10	7,549	0.63	13.43	152,907	3,259,591

(1)

Inferred resource for the Kirazlı project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,025 per ounce gold price, a February 2011 resource, and estimated metal recovery and costs based on the March 2010 Preliminary Economic Assessment. Mineral resources were then tabulated by gold cut-off grade.

56 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Outlook

The Scoping Study on the Aği Daği and Kirazlı Projects released in March 2010 indicated that these projects have the potential to significantly increase the Company’s resource base and future production profile, while the year-end 2010 resource update further increased our level of confidence in the viability of the Turkish projects. The Company is presently preparing a preliminary feasibility study with the objective of establishing a plan for near-term gold production in Turkey.

DIVIDENDS

On March 6, 2010, the Company announced that it had declared an inaugural semi-annual dividend in the amount of $0.03 per share payable on April 30, 2010 to shareholders of record on April 15, 2010. The semi-annual dividend was increased to $0.035 on September 17, 2010, and further increased to $0.05 per share on March 14, 2011, payable on May 2, 2011 to shareholders of record on April 15, 2011.

In 2010, the Company paid a total of $7.5 million in dividends.

Payment of any future dividends will be at the discretion of the Company’s Board of Directors, after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Subject to the provisions of the Business Corporations Act (British Columbia), the Board of Directors of the Company may declare dividends payable to the Company’s shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid common shares of the Company.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized capital consists of one class of common shares without par value (the “common shares”). The Company is authorized to issue an unlimited number of common shares. Each common share is entitled to one vote. As at December 31, 2010, a total of 116,340,008 common shares were issued and outstanding. As at March 28, 2011, a total of 116,684,008 common shares were issued and outstanding.

All of the Company’s common shares are of the same class and rank equally as to voting rights, dividends and participation in assets of the Company on wind-up or dissolution. There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, however the Company’s Articles provide that the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the Business Corporations Act (British Columbia). Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

57 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

MARKET FOR SECURITIES

The Company’s common shares are listed on the TSX under the trading symbol “AGI”.

Trading Price and Volume

The following table sets out the monthly low and high trading prices and the monthly volume of trading of the common shares of the Company on the TSX for the financial year ended December 31, 2010:

2010	Low ($CAD)	High ($CAD)	Volume
January	11.40	13.87	10,167,500
February	11.51	13.04	6,940,500
March	13.23	14.45	8,563,500
April	13.81	15.09	8,396,100
May	14.63	16.00	10,400,900
June	14.92	17.50	9,365,300
July	14.19	15.63	9,116,600
August	15.36	17.46	10,559,800
September	16.82	18.13	11,973,900
October	15.23	17.31	14,655,400
November	15.83	19.83	12,419,000
December	18.16	21.08	9,213,100

PRIOR SALES

The following table summarizes the sales of common shares and securities convertible into common shares during the most recently completed financial year ending December 31, 2010:

Date	Type of Security	Price per Security (CAD$)	Number of Securities

January 8, 2010	Options(1)	13.43	150,000

February 18, 2010	Options(1)	13.04	200,000

April 5, 2010	Options(1)	14.05	565,000

June 2, 2010	Options(1)	14.92	2,791,000

June 7, 2010	Options(1)	14.94	200,000

August 20, 2010	Options(1)	17.00	15,000

October 12, 2010	Options(1)	17.28	100,000

(1)	Common shares issued upon the exercise of outstanding stock options.
(2)

Grant of stock options pursuant to the Company’s stock option plan dated March 27, 2007, as amended, having an exercise price per common share as set out under “Price Per Security” and exercisable for that number of common shares as set out under “Number of Securities”.

58 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

DIRECTORS AND OFFICERS

The name, province or state and country of residence, positions held within the Company and principal occupation of each director and executive officer of the Company during the five preceding years from the date of this AIF are as follows:

NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR

JOHN A. McCLUSKEY President, Chief Executive Officer and Director Ontario, Canada	Chief Executive Officer and President of the Company.	Since February 21, 2003

MARK WAYNE(2)(4) Chairman, Director Alberta, Canada	Vice President of MGI Securities Inc., a registered investment dealer.	Since May 24, 2005

JAMES M. McDONALD(2)(3)(4)(5) Director Alberta, Canada	Chief Executive Officer and Director of Kootenay Gold Inc.; and President of Makwa Exploration Ltd., a private geological consulting company owned by Mr. McDonald.	Since February 21, 2003

LEONARD HARRIS(3)(5) Director Colorado, United States	Consultant and a director of several mining companies.	Since November 27, 2003

ANTHONY GARSON(5) Director Ontario, Canada	Consultant and a director of several mining companies.	Since June 7, 2010.

DAVID GOWER (3) Director Ontario, Canada	Chairman of Castillian Resources Corporation since January 2010, President and CEO of Castillian Resources Corporation from December 2006 to January 2010.	Since May 19, 2009

PAUL MURPHY (2) Director Ontario, Canada	Chief Financial Officer, Guyana Goldfields since April 2010. Partner and National Mining Leader, PricewaterhouseCoopers LLP from 2004 to April 2010. Partner, PricewaterhouseCoopers LLP since 1981.	Since February 19, 2009

JON MORDA Chief Financial Officer Ontario, Canada	Chief Financial Officer (“CFO”) of the Company from February 2004 to present.	N/A

MANLEY R. GUARDUCCI Chief Operating Officer British Columbia, Canada	Vice-President and Chief Operating Officer of the Company from May 2008 to present; Mine Manager of the Company from April 2007 to May 2008; General Manager, San Andres Mine, Yamana Gold from December 2005 to April 2007.	N/A

JAMES R. PORTER Vice-President Finance Ontario, Canada	Vice-President of Finance of the Company from July 2008 to present; Controller of the Company from October 2005 to July 2008.	N/A

CHARLES TARNOCAI Vice-President, Corporate Development British Columbia, Canada	Vice-President of Corporate Development of the Company from April 2008 to present; Chief Geologist of Oro Gold/Silver Resources from January 2006 to April 2008.	N/A

HERVE THIBOUTOT Vice-President, Exploration Quebec, Canada	Vice-President of Exploration of the Company from March 2009 to present; Chief Executive Officer and Vice-President of Exploration of Oro Silver Resources between April 2007 and December 2008; Project Manager Eleonore Project for Goldcorp from March 2006 to April 2007.	N/A

SHARON L. FLEMING Corporate Secretary British Columbia, Canada	Corporate Secretary of the Company from 2003.	N/A

CHRISTINE BARWELL Vice-President, Human Resources Ontario, Canada	Vice-President of Human Resources of the Company from April 2010. Manager, International Assignments, Kinross Gold from September 2009 to April 2010. Senior Manager, Global Mobility,	N/A
PricewaterhouseCoopers LLP from January 1999 to August 2009.

59 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

(1)

The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)	Denotes member of Audit Committee. Mr. Murphy is the chairman of this Committee.
(3)	Denotes member of Compensation and Nominating Committee. Mr. Gower is the chairman of this Committee.
(4)	Denotes member of Corporate Governance Committee. Mr. McDonald is the chairman of this Committee.
(5)	Denotes member of the Technical, Environmental, Social and Employee Health and Safety Committee. Mr. Harris is the chairman of this Committee.

The term of office of each of the current directors expires at the next annual general meeting of shareholders.

As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 1,166,873 common shares, directly or indirectly, representing approximately 1.0% of the issued and outstanding common shares of the Company.

Cease Trade Orders or Bankruptcies

Except as described below, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

1.	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

2.	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

1.	is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

2.	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On March 25, 1999, Webb Bay Resources Ltd. (subsequently National Gold Corporation), while a “Junior Capital Pool Company” pursuant to the policies of the Alberta Stock Exchange (“ASE”) (now, the TSXV), was suspended from trading on the ASE for failure to complete its “Major Transaction” under the policies of the ASE. Mr. James M. McDonald was a director of Webb Bay Resources Ltd. at the time of the suspension. The Major Transaction was subsequently completed in March 2000 and on March 15, 2000, trading resumed under the new name, National Gold Corporation.

In February 2009, Railpower Technologies Corporation filed for bankruptcy. Mr. Mark Wayne was a former director of that company, having ceased to be a director in June 2008.

60 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Penalties or Sanctions

No director or executive officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contract or transaction, and either the director or officer has a material interest in the contract or transaction or the director or officer is a director or officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee. The Company must also, pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), have a written charter that sets out the duties and responsibilities of its audit committee. The Company’s audit committee charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee, at the present time, is comprised of Messrs. Paul Murphy (Chair), Mark Wayne and James McDonald. Each member is financially literate and all members of the Audit Committee are independent directors.

Relevant Education and Experience

Mr. Murphy is a Chartered Accountant and former Partner at a national accounting firm, PricewaterhouseCoopers LLP. Mr. Wayne is a Chartered Financial Analyst and has served as Chief Financial Officer of several public companies, including currently Regulus Resources Inc. Mr. McDonald is the President of a gold exploration company. In these positions, each member has been responsible for reviewing financial information and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has a significant understanding of the mineral exploration and mining business in which the Company is engaged in and has an appreciation for the relevant accounting principles for this business.

61 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on section 3.8 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services that require the auditors to submit to the committee a proposal for services to be provided and cost estimate for approval.

External Auditor Service Fees (Category)

Fiscal Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2010	$332,005	$98,458	$94,501	$-
2009	$279,500	$99,325	$30,300	$-

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has since January 1, 2007 (being the commencement of the Company’s third most recently completed financial year) any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

62 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent, Computershare Trust Company of Canada, is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 and its Toronto affiliate is located at Suite 5210, 52nd Floor, 66 Wellington Street West, PO Box 240 TD Centre, Toronto, Ontario M5K 1J3.

LEGAL PROCEEDINGS

The Company has no material legal proceedings to which it is a party as at March 28, 2011, other than those as described under the section entitled “Risks” in this document.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or as described in this AIF, the Company has not entered into any other material contracts during the most recently completed financial year, or since January 1, 2002 that are still in full force and effect, and which may be reasonably regarded as presently material.

INTERESTS OF EXPERTS

Ernst & Young LLP prepared an audit report with respect to the Company’s financial statements for the years ended December 31, 2010 and 2009. Neither Ernst & Young LLP, nor any partner, employee or consultant of Ernst & Young LLP involved in the preparation of such report, is known by the Company to hold any securities of the Company.

In addition, KD Engineering prepared a technical report for the Company during the year entitled “Technical report on the Aği Daği- Kirazlı Gold Project, Çanakkale Province, Republic of Turkey” dated March 12, 2010 and filed at www.sedar.com on March 29, 2010. The author and independent qualified person, as defined by NI 43-101, for purposes of this report is Mr. Joseph M. Keane, P.E., of KD Engineering, who is not known by the Company to hold any securities of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for the most recent fiscal year.

Additional information, including directors and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular dated April 27, 2010 for its Annual and General meeting of shareholders which was held on June 2, 2010.

63 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Organization

This charter governs the operations of the Audit Committee (the “Committee”) of Alamos Gold Inc. (the “Company”). The purpose, composition, responsibilities, and authority of the Committee are set out in this Charter.

This Charter and the Articles of the Company and such other procedures, not inconsistent therewith, as the Committee may adopt from time to time, shall govern the meetings and procedures of the Committee.

Purpose

The Committee shall provide assistance to the Board of Directors of the Company (the “Board”) in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to:

1.	the integrity of the Company’s financial statements;

2.	the financial reporting process;

3.	the systems of internal accounting and financial controls;

4.	risk management;

5.	the performance of the Company’s internal audit function (if applicable) and independent auditors;

6.	the independent auditors’ qualifications and independence; and

7.	the Company’s compliance with ethics policies and legal and regulatory requirements.

Composition

The Committee shall be composed of at least three directors of the Company (the “Members”), each of whom is “independent” as defined in National Instrument 52-110 Audit Committees or any successor policy.

All Members shall be “financially literate” as defined in National Instrument 52-110 Audit Committees or any successor policy.

Members shall be appointed by the Board and shall serve until they resign, cease to be a director, or are removed or replaced by the Board.

The Board shall designate one of the Members as chair of the Committee (the “Chair”).

The Members shall appoint, from among their number, a secretary of the Committee (the “Secretary”).

Authority

The Committee is authorized to carry out its responsibilities as set out in this Charter, and to make recommendations to the Board arising therefrom.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage, and to set and pay the compensation of, independent accountants, legal counsel and other advisers as it determines necessary to carry out its duties.

64 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

The Committee may also communicate directly with the auditors, legal and other advisors, management and employees of the Company to carry out its responsibilities and duties set out in this Charter.

The Company shall pay directly or reimburse the Committee for the expenses incurred by the Committee in carrying out its responsibilities.

Responsibilities

The primary responsibility of the Committee is to oversee the Company’s financial reporting process on behalf of the Board and report the results of their activities to the Board. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behaviour. The following shall be the principal direct responsibilities of the Committee:

1.	Appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting. The Committee shall arrange for the independent auditors to report directly to the Committee.

2.	Pre-approve all audit and non-audit services provided by the independent auditors and not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

3.	At least annually, obtain and review a report by the independent auditors describing:

(a)	The firm’s internal quality control procedures.

(b)	Any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

(c)	All relationships between the independent auditor and the Company (to assess the auditor’s independence).

65 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

4.	Establish clear hiring policies for employees, partners, former employees and former partners of the current and former independent auditors of the Company that meet the requirements of applicable securities laws and stock exchange rules.

5.	Discuss with the auditors, the overall scope and plans for audits of the Company’s financial statements, including the adequacy of staffing and compensation. Ensure there is rotation of the audit partner having primary responsibility for the independent audit of the Company at such intervals as may be required.

6.	Discuss with management and the auditors the adequacy and effectiveness of the accounting and financial controls, including the Company’s policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs (e.g. Company’s Code of Business Conduct and Ethics).

7.	Periodically meet separately with management and the auditors to discuss issues and concerns warranting Committee attention. The Committee shall provide sufficient opportunity for the auditors to meet privately with the members of the Committee. The Committee shall review with the auditor any audit problems or difficulties and management’s response.

The processes set forth represent a guide with the understanding that the Committee may supplement them as appropriate.

Specifically Delegated Duties

For purposes of this Charter, specific accounting, financial and treasury related duties delegated to the Committee by the Company’s Board of Directors include:

Accounting and Financial

1.	Receive regular reports from the independent auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

2.	Where applicable, review management’s assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditor’s report on management’s assertion.

3.	Review and discuss annual and interim earnings press releases before the Company publicly discloses this information.

4.	Review and approve the interim quarterly unaudited financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations with management and, where applicable, the independent auditors prior to the filing of the Company’s Quarterly Report or their inclusion in any filing with regulatory authorities. Also, the Committee shall discuss the results of the quarterly review, if any, and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

5.	Review with management and the independent auditors the financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company’s Annual Report to shareholders and any other filing with regulatory authorities, including their judgment about the quality, not just the acceptability of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

66 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

6.	The Committee shall discuss any matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards and shall specifically review with the independent auditors, upon completion of their audit:

(a)	the contents of their report;

(b)	the scope and quality of the audit work performed;

(c)	the adequacy of the Company’s financial and auditing personnel;

(d)	co-operation received from the Company’s personnel during the audit;

(e)	significant transactions outside of the normal business of the Company; and

(f)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems.

7.	Establish procedures for the review of the public disclosure of financial information extracted from the financial statements of the Company.

8.	Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Treasury Related

1.	Monitor and review risk management strategies as they pertain to the Company’s general insurance programs, and foreign exchange and commodity hedging programs, and make recommendations to the Board with respect to such strategies.

2.	Approve investment policies and appoint investment managers, where appropriate, for the Company’s retirement and other funded benefit plans.

3.	Perform such other duties in respect of financial matters as, in the opinion of the Board, should be performed by the Committee.

Meetings and Proceedings

The Committee shall meet as frequently as required, but not less than four times each year. Any Member or the independent auditors of the Company may call a meeting of the Committee.

The agenda of each meeting of the Committee will include input from the independent auditors, directors, officers and employees of the Company as appropriate. Meetings will include presentations by management, or professional advisers and consultants when appropriate, and will allow sufficient time to permit a full and open discussion of agenda items.

Unless waived by all Members, a notice of each meeting of the Committee confirming the date, time, place, and agenda of the meeting, together with any supporting materials, shall be forwarded to each Member and the independent auditors of the Company at least three days before the date of the meeting.

The independent auditors of the Company are entitled to attend and be heard at every meeting of the Committee at the expense of the Company.

The quorum for each meeting of the Committee is a majority of the Members. The Chair of the Committee shall chair each meeting. In the absence of the Chair, the other Members may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

The Chair of the Committee or his delegate shall report to the Board following each meeting of the Committee.

67 | ALAMOS GOLD INC

ANNUAL INFORMATION FORM - 2010

The Secretary or his delegate shall keep minutes of all meetings of the Committee, including all resolutions passed by the Committee. Minutes of meetings shall be distributed to the Members and the other directors of the Company after preliminary approval thereof by the Chair of the Committee.

The Committee shall meet regularly alone to facilitate full communication.

Self-Assessment

The Committee and the Board shall annually assess the effectiveness of the Committee with a view to ensuring that the performance of the Committee accords with best practices.

The Committee shall review and reassess this Charter at least annually and obtain the approval of the Company’s Board for any changes.

Responsibilities of Chair

The Chair of the Committee shall provide leadership to the Committee to enhance the Committee’s effectiveness and ensure adherence to this Charter.

The Chair of the Committee is responsible for managing the Committee, including:

(a)	chairing all meetings of the Committee in a manner that promotes meaningful discussion;

(b)	preparing or providing direction to management to prepare an appropriate agenda for Committee meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

(c)	adopting procedures to ensure that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings; and

(d)	ensuring meetings are appropriate in terms of frequency, length and content.

This Charter amends, restates, replaces and supersedes the Audit Committee Charter of the Company adopted by the Board on April 28, 2003.

Adopted by the Board of the Company effective December 9, 2008.

68 | ALAMOS GOLD INC